Exhibit 99.6

FURY GOLD MINES LIMITED

and

QUÉBEC PRECIOUS METALS CORPORATION

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

March 6, 2025

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	4
1.1	Definitions	4
1.2	Interpretation	13
1.3	Number, Gender and Persons	14
1.4	Date for Any Action	14
1.5	Currency	14
1.6	Accounting Matters	14
1.7	Knowledge	14
1.8	Schedules	14
ARTICLE 2 THE ARRANGEMENT	15
2.1	Arrangement	15
2.2	Interim Order	15
2.3	QPM Meeting	15
2.4	QPM Circular	16
2.5	Final Order	17
2.6	Court Proceedings	17
2.7	Effective Date	18
2.8	Payment of Consideration and Issuance of Shares	18
2.9	Announcement and Shareholder Communications	18
2.10	Withholding Taxes	18
2.11	List of Shareholders	19
2.12	U.S. Securities Law Matters	19
2.13	Treatment of Convertible Securities of QPM	20

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF QPM	20

3.1	Representations and Warranties	20
3.2	Survival of Representations and Warranties	29

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF FURY	29

4.1	Representations and Warranties	29
4.2	Survival of Representations and Warranties	34

ARTICLE 5 COVENANTS	34

5.1	Covenants of QPM Regarding the Conduct of Business	34
5.2	Covenants of QPM Relating to the Arrangement	38
5.3	Covenants of Fury Relating to the Arrangement	38

5.4	Access to Information; Confidentiality	39
5.5	Notices of Certain Events	39
5.6	Fury Capital Contribution to QPM	40
5.7	Insurance, Indemnification and Employee Payments	40

ARTICLE 6 CONDITIONS	41

6.1	Mutual Conditions Precedent	41
6.2	Additional Conditions Precedent to the Obligations of Fury	41
6.3	Additional Conditions Precedent to the Obligations of QPM	42
6.4	Satisfaction of Conditions	43

ARTICLE 7 NON-SOLICITATION COVENANTS	43

7.1	Non-Solicitation	43
7.2	Notification of Acquisition Proposals	44
7.3	Responding to an Acquisition Proposal	44
7.4	Right to Match	45

ARTICLE 8 TERM, TERMINATION, AMENDMENT AND WAIVER	46

8.1	Term	46
8.2	Termination	46
8.3	QPM Termination Fee	48
8.4	Fury Termination Fee	49
8.5	Expenses	50
8.6	Amendment	50
8.7	Waiver	50

ARTICLE 9 GENERAL PROVISIONS	50

9.1	Privacy	50
9.2	Notices	51
9.3	Governing Law	52
9.4	Injunctive Relief	52
9.5	Time of Essence	52
9.6	Entire Agreement, Binding Effect and Assignment	52
9.7	No Liability	52
9.8	Severability	52
9.9	Counterparts, Execution	53
9.10	Language	53

SCHEDULE A - PLAN OF ARRANGEMENT	1
SCHEDULE B – FORM OF ARRANGEMENT RESOLUTION	1
SCHEDULE C - KEY REGULATORY APPROVALS AND THIRD PARTY CONSENTS	1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made originally as of February 26, 2025 (the “Original Arrangement Agreement”), as hereby amended and restated as of March 6, 2025.

AMONG:

FURY GOLD MINES LIMITED, a company incorporated under the laws of the Province of British Columbia (“Fury”)

- and –

QUÉBEC PRECIOUS METALS CORPORATION, a company incorporated under the laws of Canada (“QPM”)

WHEREAS:

A.	Fury and QPM entered into the Original Arrangement Agreement on February 26, 2025 by which Fury is to acquire all of the issued and outstanding QPM Shares pursuant to the Arrangement;

B.	The QPM Board has unanimously determined, after receiving financial and legal advice that the Arrangement is fair to the QPM Shareholders and is in the best interests of QPM, and the QPM Board has decided to recommend that the QPM Shareholders vote in favour of the Arrangement, all subject to the terms and the conditions contained in this Agreement;

C.	Fury has entered into the Voting Agreements with the QPM Locked-up Shareholders, pursuant to which, among other things, such QPM Locked-up Shareholders agree, subject to the terms and conditions thereof, to vote the QPM Shares held by them in favour of the Arrangement Resolution;

D.	QPM have agreed to additional steps for Fury to recapitalize QPM within the Plan of Arrangement; and

E.	Fury and QPM wish to enter into this Agreement to amend and restate the Original Arrangement Agreement and upon execution of this Agreement, the Original Arrangement Agreement shall be amended and restated in its entirety and this Agreement shall constitute the entire agreement between Fury and QPM with respect to the transactions contemplated herein.

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereby amend and restate the Original Arrangement Agreement and hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” relating to a Party means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the other Party (or any affiliate of the other Party or any Person acting jointly or in concert with the other Party or any affiliate of the other Party) after the date of this Agreement relating to: (a) any direct or indirect sale, disposition, alliance or joint venture (or any lease, long-term supply or off-take agreement, hedging arrangement or other transaction having the same economic effect as a sale of such assets), in a single transaction or a series of related transactions, of: (i) the assets of the Party that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party, or (ii) 20% or more of the voting, equity or other securities of the Party (or rights or interests therein or thereto); (b) any direct or indirect take- over bid, tender offer, exchange offer, treasury issuance or other transaction of QPM that, if consummated, would result in such Person or Persons beneficially owning 20% or more of any class of voting, equity or other securities or any other equity interests (including securities convertible into or exercisable or exchangeable for securities of equity interests) of the Party; (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or winding up involving the Party; or (d) any other similar transaction or series of transactions involving the Party;

“affiliate” has the meaning ascribed thereto in the National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators in effect on the date of this Agreement;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means the arrangement of QPM under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.4 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order (provided, however, that any such amendment or variation is acceptable to both QPM and Fury, each acting reasonably);

“Arrangement Resolution” means the special resolution of the QPM Shareholders approving the Plan of Arrangement which is to be considered at the QPM Meeting, substantially in the form and content of Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement of QPM to be filed in accordance with the CBCA evidencing the Arrangement;

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Montreal, Québec or Vancouver, British Columbia;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Director pursuant to Section 192(7) of the CBCA;

“Confidentiality Agreement” means the confidentiality agreement entered into between QPM and Fury, effective December 19, 2024;

“Consideration” means the consideration to be received by the QPM Shareholders pursuant to the Plan of Arrangement as consideration for their QPM Shares consisting of 0.0741 of a Fury Share for each QPM Share;

“Consideration Shares” means the Fury Shares to be issued pursuant to the Plan of Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Superior Court of Québec;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by QPM and Fury for the purpose of, among other things, exchanging certificates representing QPM Shares for the Consideration in connection with the Arrangement;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent exercisable by the QPM Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement;

“Effective Date” means the date upon which the Arrangement becomes effective as set out in the Plan of Arrangement which will be the date shown in the Certificate of Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Environmental Laws” means all Laws, imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Hazardous Substances;

“Environmental Permits” means all Authorizations or program participation requirements with or from any Governmental Entity under any Environmental Laws;

“Estimated Net Realizable Assets Amount” the estimated realizable value of QPM’s assets calculated at the Effective Time being the sum of a) the value of the Consideration Shares; plus b) the dollar amount of the known QPM Closing Liabilities.

“Exchange Ratio” means 0.0741 of a Fury Share for each QPM Share;

“Fairness Opinion” means the opinion of the Financial Advisor to the effect that as of February 25, 2025, the Consideration to be received by the QPM Shareholders is fair, from a financial point of view, to the QPM Shareholders;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in form and substance acceptable to Fury and QPM, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of Fury and QPM, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to Fury and QPM, each acting reasonably);

“Financial Advisor” means Evans & Evans, Inc., acting as financial advisor to QPM;

“Fury” has the meaning ascribed thereto in the preamble;

“Fury Balance Sheet” has the meaning ascribed thereto in Subsection 4.1(q);

“Fury Board” means the board of directors of Fury;

“Fury Capital Contribution” means the cash contribution by Fury to QPM’s stated capital at the Effective Time in an amount equal to the QPM Closing Liabilities to be made pursuant to section 5.6.

“Fury Disclosure Letter” means the disclosure letter executed by Fury and delivered to QPM concurrently with the execution of this Agreement;

“Fury DSUs” means the outstanding deferred stock units granted under the Fury Share Incentive Plan or its predecessor incentive plans;

“Fury Material Adverse Effect” means any change, effect, event, state of facts or occurrence that, individually or together with any other changes, effects, events, states of facts or occurrences, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of Fury and the Fury Material Subsidiaries, taken as a whole, other than any change, effect, event, state of facts or occurrence resulting from: (a) any change in general political, economic or financial conditions in Canada or elsewhere where Fury currently engages in business; (b) any change in the state of securities markets in general, including any reduction in market indices; (c) any change in currency exchange or interest rates; (d) any change affecting the industries in which Fury and the Fury Material Subsidiaries operate in general or the market for gold in general; (e) any change in IFRS or regulatory accounting requirements; (f) any change in applicable Laws (including tax Laws) or any interpretation or enforcement thereof by any Governmental Entity; (g) any natural disaster; (h) the commencement or continuation of war, armed hostilities, including the escalation or worsening thereof, or acts of terrorism; (i) the commencement or continuation of an epidemic, pandemic or other outbreak of illness or public health event, including the escalation or worsening thereof; (j) non-cash impairment charges to mineral properties; or (k) any change in the market price or trading volume of the Fury Shares (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Fury Material Adverse Effect has occurred); provided, however, that such change, effect, event, state of facts or occurrence referred to in subsections (a) to (i) above does not disproportionately adversely affect Fury and the Fury Material Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Fury and the Fury Material Subsidiaries operate and references in this Agreement to dollar amounts are not intended to be and shall be deemed not to be illustrative or interpretative for purposes of determining whether an “Fury Material Adverse Effect” has occurred;

“Fury Material Subsidiaries” means North Country Gold Corp., Eastmain Resources Inc., and Eastmain Mines Inc.;

“Fury Mineral Rights” has the meaning ascribed thereto in Subsection 4.1(r);

“Fury Options” means the outstanding options to purchase Fury Shares granted under the Fury Share Incentive Plan;

“Fury Properties” has the meaning ascribed thereto in Subsection 0;

“Fury Public Documents” means all documents or information filed on SEDAR+ by Fury under applicable Securities Laws since and including January 1, 2023 to and including the date hereof;

“Fury RSUs” means the outstanding restricted stock units granted under the Fury Share Incentive Plan or its predecessor incentive plans;

“Fury Share Incentive Plan” means collectively: (i) Fury’s 2017 incentive option plan and (ii) Fury’s 10% rolling long term incentive plan approved by the shareholders of Fury at a meeting held on June 29, 2023;

“Fury Shareholders” means the holders of the outstanding Fury Shares;

“Fury Shares” means the common shares in the share capital of Fury;

“Fury Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party made after the date of this Agreement to acquire not less than all of the outstanding Fury Shares or all or substantially all of the assets of Fury on a consolidated basis that: (i) is conditional upon Fury exercising its rights under Section 8.2(a)(iii)(E) of this Agreement to terminate this Agreement; (ii) complies with Securities Laws; (iii) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal; (iv) is not subject to any requirement to obtain the approval of the shareholders of the Person making such Acquisition Proposal or any of its affiliates; (v) is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Fury Board, acting in good faith (after receipt of advice from its financial advisers and its outside legal counsel) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (vi) is not subject to any due diligence or access condition; (vii) to the extent that such Acquisition Proposal involves the acquisition of outstanding Fury Shares, is made available to all Fury Shareholders, on the same terms and conditions; and (viii) the Fury Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Fury Shareholders than the Arrangement;

“Fury Termination Fee Event” has the meaning ascribed thereto in Subsection 8.3(b);

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental department, central bank, court, tribunal, ministry, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX, the NYSE and the TSX-V; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any administrative, regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substance” means any pollutant, contaminant or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including cyanide, sulphuric acid, hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

“IFRS” means generally accepted accounting principles in Canada from time to time including, for the avoidance of doubt, the standards prescribed in Part I of the CPA Canada Handbook - Accounting (International Financial Reporting Standards) as the same may be amended, supplemented or replaced from time to time;

“Interim Order” means the order made after the application to the Court pursuant to subsection 192 of the CBCA in form and substance acceptable to Fury and QPM, each acting reasonably, providing for, among other things, the calling and holding of the QPM Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of Fury and QPM, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act (Canada);

“Key Regulatory Approvals and Third Party Consents” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities set out in Schedule C hereto;

“Law” or “Laws” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“Liens” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

“Mailing Deadline” means no later than April 3, 2025 unless otherwise agreed in writing by Fury and QPM;

“Majority of the Minority Approval” has the meaning ascribed thereto in Subsection 2.2(c)(ii);

“Matching Period” has the meaning ascribed thereto in Subsection 7.4(a)(v);

“Material Contract” means, with respect to QPM, any Contract: (a) that if terminated or modified or if ceased to be in effect, would have a QPM Material Adverse Effect; (b) under which it has, directly or indirectly, guaranteed any liabilities or obligations of a third party in excess of $10,000 in the aggregate; (c) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed by it or secured by any of its assets; (d) providing for the establishment, investment in, organization or formation of any joint venture; (e) under which it is obligated to make or expects to receive payments in excess of $10,000 over the remaining term of such Contract (other than employment Contracts); (f) that limits or restricts it from engaging in any line of business or any geographic area in any material respect or that creates an exclusive dealing arrangement or right of first refusal or first offer; (g) that is a collective bargaining agreement, a labour union contract or any other Contract with a union representing employees; (h) with a Governmental Entity, non- governmental organization or indigenous community or group; (i) that contemplates the completion of any Acquisition Proposal in relation to QPM by or with a third party or which includes a standstill agreement in favour of QPM; or (i) that is otherwise material to QPM;

“material fact” and “material change” have the meanings ascribed thereto in the Securities Act;

“Meeting Deadline” means April 30, 2025;

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Ontario Securities Commission;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NYSE” means the NYSE American Stock Exchange;

“ordinary course of business” or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person;

“Outside Date” means May 16, 2025, or such later date as may be agreed to in writing by the Parties;

“Original Arrangement Agreement” means the arrangement agreement entered into between Fury and QPM, dated February 26, 2025.

“Parties” means Fury and QPM, and “Party” means either one of them;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of QPM, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of QPM and Fury, each acting reasonably;

“QPM” has the meaning ascribed thereto in the preamble;

“QPM Balance Sheet” has the meaning ascribed thereto in Subsection 3.1(m);

“QPM Benefit Plans” means any pension plans or other employee compensation, other than equity-based or security-based compensation arrangements, or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon QPM or for which QPM could have any liability;

“QPM Board” means the board of directors of QPM as the same is constituted from time to time;

“QPM Board Recommendation” has the meaning ascribed thereto in Subsection 2.4(c)(ii);

“QPM Broker Options” means the outstanding common share purchase options of QPM issued to certain brokers and intermediaries;

“QPM Capital Reduction” means a reduction made at the Effective Time in the dollar value of the stated capital of the QPM Shares in accordance with Section 38(1) of the CBCA so that the stated capital equals the Estimated Net Realizable Assets Amount;

“QPM Change of Recommendation” means any of the following: (1) the QPM Board or any committee of the QPM Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the QPM Board Recommendation, (2) the QPM Board or any committee of the QPM Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the QPM Meeting, if sooner)), (3) the QPM Board or any committee of the QPM Board accepts or enters into (other than a confidentiality agreement permitted by and in accordance with Section 7.3) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal, (4) the QPM Board or any committee of the QPM Board fails to publicly reaffirm the QPM Board Recommendation within five Business Days after having been requested in writing by Fury to do so (or in the event that the QPM Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the QPM Meeting)

“QPM Circular” means the notice of the QPM Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith and the documents incorporated by reference therein, to be sent to the QPM Shareholders in connection with the QPM Meeting, as amended, supplemented or otherwise modified from time to time;

“QPM Closing Liabilities” means all liabilities of QPM existing at the Effective Time, whether due of not, and whether known or unknown;

“QPM Creditors” has the meaning ascribed thereto in Subsection 3.1(i);

“QPM Debt Settlement Agreements” means the debt settlement agreements to be entered into between QPM and each QPM Creditor regarding the satisfaction of the QPM Settlement Debt through the issuance of QPM Debt Settlement Shares;

“QPM Debt Settlement Shares” means the QPM Shares to be issued to the QPM Creditors immediately prior to the Effective Time in accordance with the QPM Debt Settlement Agreements, as detailed in Section 3.1(i) to the QPM Disclosure Letter;

“QPM Disclosure Letter” means the disclosure letter executed by QPM and delivered to Fury concurrently with the execution of this Agreement;

“QPM DSU Plan” means the deferred stock unit incentive plan of QPM approved by QPM Shareholders at a meeting held on October 20, 2020, providing for the issuance of QPM DSUs;

“QPM DSUs” means the outstanding deferred stock units granted under the QPM DSU Plan or its predecessor incentive plans;

“QPM Incentive Plans” means collectively, the QPM Option Plan and the QPM DSU Plan;

“QPM Locked-up Shareholders” means, collectively, each of QPM’s executive officers, directors, and certain shareholders mutually agreed to by QPM and Fury;

“QPM Material Adverse Effect” means any change, effect, event, state of facts or occurrence that, individually or together with any other changes, effects, events, states of facts or occurrences, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition, liabilities (contingent or otherwise), prospects or privileges (whether contractual or otherwise) of QPM, taken as a whole, other than any change, effect, event, state of facts or occurrence resulting from: (a) any change in general political, economic or financial conditions in Canada; (b) any change in the state of securities markets in general, including any reduction in market indices; (c) any change in currency exchange or interest rates; (d) any change affecting the industries in which QPM operates in general or the market for gold in general; (e) any change in IFRS or regulatory accounting requirements; (f) any change in applicable Laws (including tax Laws) or any interpretation or enforcement thereof by any Governmental Entity; (g) any natural disaster; (h) the commencement or continuation of war, armed hostilities, including the escalation or worsening thereof, or acts of terrorism; (i) the commencement or continuation of an epidemic, pandemic or other outbreak of illness or public health event, including the escalation or worsening thereof; (j) non-cash impairment charges to mineral properties; or (k) any change in the market price or trading volume of the QPM Shares (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a QPM Material Adverse Effect has occurred); provided, however, that such change, effect, event, state of facts or occurrence referred to in subsections (a) to (i) above does not disproportionately adversely affect QPM, taken as a whole, compared to other companies of similar size operating in the industry in which QPM operates and references in this Agreement to dollar amounts are not intended to be and shall be deemed not to be illustrative or interpretative for purposes of determining whether an “QPM Material Adverse Effect” has occurred;

“QPM Meeting” means the special meeting of QPM Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“QPM Mineral Rights” has the meaning ascribed thereto in Subsection 3.1(n)(i);

“QPM Optionholders” means the holders of QPM Options;

“QPM Option Plan” means the stock option plan of QPM approved by QPM Shareholders at a meeting held on June 30, 2011, providing for the issuance of QPM Options (as amended on July 14, 2015, June 27, 2017, November 29, 2018 and February 19, 2021);

“QPM Options” means the outstanding options to purchase QPM Shares granted under the QPM Option Plan;

“QPM Properties” has the meaning ascribed thereto in Subsection 3.1(n)(i);

“QPM Public Documents” means all documents or information filed on SEDAR+ by QPM under applicable Securities Laws since and including January 1, 2023 up to and including the date hereof;

“QPM Securities” means, collectively, QPM Shares, QPM Options, QPM DSUs, QPM Broker Options, and the QPM Warrants;

“QPM Settlement Debt” has the meaning ascribed thereto in Subsection 3.1(i);

“QPM Shareholder Approval” has the meaning ascribed thereto in Subsection 2.2(c);

“QPM Shareholders” means the holders of QPM Shares;

“QPM Shares” means the common shares in the authorized share capital of QPM;

“QPM Termination Fee Event” has the meaning ascribed thereto in Subsection 8.4(b);

“QPM Warrants” means the outstanding common share purchase warrants of QPM;

“Securities Act” means the Securities Act (Québec);

“Securities Laws” means: (i) in relation to Fury, the Securities Act (British Columbia); (ii) in relation to QPM, the Securities Act; and (iii) in relation to both Fury and QPM, all other applicable state, federal and provincial securities Laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR+” means the System for Electronic Document Analysis and Retrieval +;

“Subsidiary” has the meaning ascribed thereto in the National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party made after the date of this Agreement to acquire not less than all of the outstanding QPM Shares or all or substantially all of the assets of QPM on a consolidated basis that: (i) complies with Securities Laws and did not result from or involve a breach of Article 7 or any agreement between Person making such Acquisition Proposal and QPM; (ii) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal; (iii) is not subject to any requirement to obtain the approval of the shareholders of the Person making such Acquisition Proposal or any of its affiliates; (iii) is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the QPM Board, acting in good faith (after receipt of advice from its financial advisers and its outside legal counsel) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (iv) is not subject to any due diligence or access condition; (v) to the extent that such Acquisition Proposal involves the acquisition of outstanding QPM Shares, is made available to all QPM Shareholders, on the same terms and conditions; and (vi) the QPM Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the QPM Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by Fury pursuant to Subsection 7.4(b));

“Superior Proposal Notice” has the meaning ascribed thereto in Subsection 7.4(a)(iii);

“Tax Act” means the Income Tax Act (Canada);

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance, workers’ compensation and pension plan premiums or contributions imposed by any Governmental Entity, and any transferee liability in respect of any of the foregoing;

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

“Termination Fee” means an amount equal to $200,000;

“Transaction Personal Information” has the meaning ascribed thereto in Section 9.1;

“TSX” means the Toronto Stock Exchange;

“TSX-V” means the TSX Venture Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“Voting Agreements” means the voting agreements (including all amendments thereto) between Fury and the QPM Locked-up Shareholders setting forth the terms and conditions upon which they agree, among other things, to vote their QPM Securities in favour of the Arrangement Resolution.

1.2	Interpretation

For the purposes of this Agreement, except as otherwise expressly provided:

(a)	“this Agreement” means this Agreement, including the recitals and Appendices hereto, and not any particular Article, Section, Subsection or other subdivision, recital or Schedule hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)	the words “hereof”, “herein”, “hereto” and “hereunder” and other word of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection, or other subdivision, recital or Schedule hereof;

(c)	all references in this Agreement to a designated “Article”, “Section”, “Subsection” or other subdivision, recital or “Schedule” hereof are references to the designated Article, Section, Subsection or other subdivision, recital or Schedule to, this Agreement;

(d)	the division of this Agreement into Article, Sections, Subsections and other subdivisions, recitals or Schedule, the inclusion of a table of contents and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(e)	a reference to a statute in this Agreement includes all regulations, rules, policies or instruments made thereunder, all amendments to the statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments;

(f)	the word “or” is not exclusive;

(g)	the words “including”, “include” and “includes” are not limiting, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto; and

(h)	all references to “approval”, “authorization” or “consent” in this Agreement means written approval, authorization or consent.

1.3	Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of QPM and Fury shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of QPM and Fury required to be made shall be made in a manner consistent with IFRS consistently applied.

1.7	Knowledge

(a)	In this Agreement, references to “the knowledge of QPM” means the actual knowledge of the Chief Executive Officer of QPM and the Chief Financial Officer of QPM in each case, after making due enquiries regarding the relevant matter.

(b)	In this Agreement, references to “the knowledge of Fury” means the actual knowledge of the Chief Executive Officer of Fury and the Chief Financial Officer of Fury in each case, after making due enquiries regarding the relevant matter.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Plan of Arrangement
Schedule B	-	Form of Arrangement Resolution
Schedule C	-	Key Regulatory Approvals and Third Party Consents

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

QPM and Fury agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as reasonably practicable following the execution of this Agreement, and in any event in sufficient time to hold the QPM Meeting in accordance with Section 2.3, QPM shall apply to the Court in a manner acceptable to Fury, acting reasonably, pursuant to Section 192 of the CBCA and prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the QPM Meeting and for the manner in which such notice is to be provided;

(b)	for confirmation of the record date for the QPM Meeting referred to in Subsection 2.3(a);

(c)	that the requisite approval for the Arrangement Resolution shall be:

(i)	the affirmative vote of not less than two-thirds of the votes cast on the Arrangement Resolution by the QPM Shareholders present in person or by proxy at the QPM Meeting, voting together as a single class (the “QPM Shareholder Approval”); and

(ii)	if required, a simple majority of the votes attached to the QPM Shares held by QPM Shareholders present in person or by proxy at the QPM Meeting excluding votes attached to QPM Shares held or controlled by any person described in items (a) through (d) of section 8.1(2) of MI 61-101 (the “Majority of the Minority Approval”);

(d)	that, in all other respects and subject to the terms of the Interim Order, the terms, conditions and restrictions of the QPM constating documents, including quorum requirements and other matters, shall apply in respect of the QPM Meeting;

(e)	for the grant of Dissent Rights to the QPM Shareholders who are registered QPM Shareholders;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(g)	that the QPM Meeting may be adjourned or postponed from time to time by the QPM Board subject to the terms of this Agreement without the need for additional approval of the Court.

2.3	QPM Meeting

Subject to the terms of this Agreement, QPM shall:

(a)	convene and conduct the QPM Meeting in accordance with the Interim Order, QPM’s articles and applicable Law as soon as reasonably practicable, and in any event on or before the Meeting Deadline;

(b)	not, except as required for quorum purposes, as required by Law, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the QPM Meeting without Fury’s prior written consent;

(c)	subject to the terms of this Agreement, solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by Fury, acting reasonably, using proxy solicitation services firms (with Fury paying the cost of such services) and cooperating with any Persons engaged by Fury to solicit proxies in favour of the approval of the Arrangement Resolution;

(d)	provide Fury with copies of or access to information regarding the QPM Meeting generated by any proxy solicitation services firm, as requested from time to time by Fury;

(e)	consult with Fury in fixing the date of the QPM Meeting and the record date of the QPM Meeting and give notice to Fury of the QPM Meeting and allow Fury’s representatives and legal counsel to attend and to speak at the QPM Meeting;

(f)	promptly advise Fury, at such times as Fury may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the QPM Meeting, as to the aggregate tally of the proxies received by QPM in respect of the Arrangement Resolution;

(g)	promptly advise Fury of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement and/or purported exercise or withdrawal of Dissent Rights by QPM Shareholders. QPM shall not settle or compromise or agree to settle or compromise any such claims without the prior written consent of Fury, not to be unreasonably withheld or delayed; and

(h)	not change the record date for the QPM Shareholders entitled to vote at the QPM Meeting in connection with any adjournment or postponement of the QPM Meeting unless required by Law.

2.4	QPM Circular

(a)	As promptly as reasonably practicable following execution of this Agreement and in any event prior to the close of business on the Mailing Deadline, QPM shall: (i) prepare the QPM Circular together with any other documents required by applicable Laws, (ii) file the QPM Circular in all jurisdictions where the same is required to be filed, and (iii) mail the QPM Circular as required under applicable Laws and by the Interim Order.

(b)	QPM shall ensure that the QPM Circular complies in all material respects with all applicable Laws, does not contain any misrepresentation (except that QPM shall not be responsible for any information provided by Fury relating to Fury and its affiliates, including the Fury Shares) and contains sufficient detail to permit the QPM Shareholders entitled to vote at the QPM Meeting to form a reasoned judgment concerning the matters to be placed before them at the QPM Meeting.

(c)	Without limiting the generality of the foregoing, the QPM Circular must include:

(i)	a copy of the Fairness Opinion;

(ii)	a statement that the QPM Board has received the Fairness Opinion and that the QPM Board has, after receiving financial and legal advice unanimously determined that the Arrangement is fair to the QPM Shareholders and is in the best interests of QPM, and recommends that the QPM Shareholders vote in favour of the Arrangement Resolution (the “QPM Board Recommendation”); and

(iii)	a statement that each director and officer of QPM has, in accordance with the terms of the Voting Agreements, agreed to vote all of such Person’s QPM Shares in favour of the Arrangement Resolution.

(d)	Fury shall provide to QPM all information regarding Fury, its affiliates and the Fury Shares as required by the Interim Order or applicable Laws for inclusion in the QPM Circular or in any amendments or supplements to such QPM Circular. Fury shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the QPM Circular and to the identification in the QPM Circular of each such advisor. Fury shall ensure that such information does not include any misrepresentation concerning Fury.

(e)	Fury and its legal counsel shall be given a reasonable opportunity to review and comment on the QPM Circular and other related documents prior to the QPM Circular and such other documents being printed and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Fury and its legal counsel, provided, however, that all information relating solely to Fury, its affiliates and the Consideration Shares included in the QPM Circular shall be in form and content satisfactory to Fury, acting reasonably. QPM shall provide Fury with final copies of the QPM Circular prior to the mailing to the QPM Shareholders.

(f)	QPM and Fury shall each promptly notify each other if at any time before the Effective Date either becomes aware that the QPM Circular contains a misrepresentation, or otherwise requires an amendment or supplement and the Parties shall co-operate in the preparation of any amendment or supplement to the QPM Circular as required or appropriate, and QPM shall promptly mail or otherwise publicly disseminate any amendment or supplement to the QPM Circular to QPM Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

2.5	Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the QPM Meeting as provided for in the Interim Order, QPM shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order pursuant to Section 192 of the CBCA held as soon as reasonably practicable, but in any event not later than three Business Days after the Arrangement Resolution is passed at the QPM Meeting.

2.6	Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, QPM shall diligently pursue, and cooperate with Fury in diligently pursuing, the Interim Order and the Final Order and QPM will provide Fury and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information required to be supplied by Fury for inclusion in such material, prior to the service and filing of that material, and will accept the reasonable comments of Fury and its legal counsel with respect to any such information required to be supplied by Fury and included in such material and any other matters contained therein. QPM will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, QPM will not object to legal counsel to Fury making such submissions to the court, including on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably. QPM will also provide legal counsel to Fury on a timely basis with copies of any notice and evidence served on QPM or its legal counsel in respect of the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order. Subject to Laws, QPM will not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Fury’s prior written consent, such consent not to be unreasonably withheld or delayed; provided that, for certainty, nothing herein shall require Fury to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases Fury’s obligations, or diminishes or limits Fury’s rights.

2.7	Effective Date

The Arrangement shall become effective on the date upon which Fury and QPM agree in writing as the Effective Date or, in the absence of such agreement, on the third Business Day following the satisfaction or waiver of all conditions to completion of the Arrangement set out in Article 6 (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable Party or Parties for whose benefit such conditions exist) and the Arrangement (and the Articles of Arrangement) shall be effective at the Effective Time on the Effective Date and will have all of the effects provided by applicable Law. The closing of the Arrangement will take place at the offices of McMillan LLP in Vancouver, British Columbia on the Effective Date at the Effective Time, or at such other time and place as may be agreed to by the Parties.

2.8	Payment of Consideration and Issuance of Shares

Fury will, following receipt by QPM of the Final Order and no later than the Effective Date, deposit or cause to be deposited in escrow with the Depositary sufficient Fury Shares to satisfy the Consideration payable to the QPM Shareholders (other than payments to QPM Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection) which shares shall be held by the Depositary as agent and nominee for such QPM Shareholders for distribution to such QPM Shareholders in accordance with the provisions of the Plan of Arrangement.

2.9	Announcement and Shareholder Communications

Fury and QPM shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by Fury and QPM, the text and timing of each Party’s announcement to be approved by the other Party in advance, acting reasonably. Fury and QPM agree to co-operate in the preparation of presentations, if any, to QPM Shareholders regarding the transactions contemplated by this Agreement, and no Party shall: (i) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or (ii) make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not permitted by applicable securities laws, to give such notice immediately following the making of such disclosure or filing.

2.10	Withholding Taxes

Fury, QPM and the Depositary shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable to any Person pursuant to the Arrangement or this Agreement (including any amount payable to QPM Shareholders who have validly exercised Dissent Rights) and from all dividends, interest or other amounts payable or allocable to any former QPM Shareholder such amounts as Fury, QPM or the Depositary may be required, or reasonably believe to be required, to deduct or withhold therefrom or with respect thereto under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid, delivered or allocated to the Person to whom such amounts would otherwise have been paid, delivered or allocated.

2.11	List of Shareholders

At the reasonable request of Fury from time to time, QPM shall provide Fury with a list (in both written and electronic form) of the registered QPM Shareholders, together with their addresses and respective holdings of QPM Shares, with a list of the names and addresses and holdings of all Persons having rights issued by QPM to acquire QPM Shares (including holders of QPM Options) and a list of non-objecting beneficial owners of QPM Shares, together with their addresses and respective holdings of QPM Shares. QPM shall from time to time require that its registrar and transfer agent furnish Fury with such additional information, including updated or additional lists of QPM Shareholders and lists of holdings and other assistance as Fury may reasonably request.

2.12	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares delivered in the course of and on completion of the Arrangement to the QPM Shareholders will be delivered by Fury in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption under Section 3(a)(10) of the

U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement, prior to the hearing required to approve the Arrangement;

(c)	the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to the QPM Shareholders;

(d)	QPM will ensure that each QPM Shareholder entitled to receive Consideration Shares on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)	The QPM Shareholders entitled to receive Consideration Shares will be advised that the Consideration Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Fury in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(f)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to the QPM Shareholders;

(g)	the Interim Order approving the QPM Meeting will specify that each QPM Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within the time prescribed by the Interim Order; and

(h)	the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by such act, regarding the distribution of securities of Fury, pursuant to the Plan of Arrangement.”

2.13	Treatment of Convertible Securities of QPM

Subject to the terms and conditions of this Agreement and the Plan of Arrangement, pursuant to the Arrangement:

(a)	following the Effective Time, in accordance with the terms of each of the QPM Warrants, each holder of QPM Warrants shall be entitled to receive (and such holder shall accept) Fury Shares upon the exercise of such holder’s QPM Warrants;

(b)	following the Effective Time, in accordance with the terms of each of the QPM Broker Options, each holder of QPM Broker Options shall be entitled to receive (and such holder shall accept) Fury Shares upon the exercise of such holder’s QPM Broker Options;

(c)	following the Effective Time, in accordance with the terms of each of the QPM Options, each holder of QPM Options shall be entitled to receive (and such holder shall accept) Fury Shares upon the exercise of such holder’s QPM Options; and

(d)	on or immediately prior to the Effective Date, the QPM DSUs shall be deemed vested and convert into 3,552,136 QPM Shares that shall be deemed issued and outstanding as of the Effective Date and shall be exchanged for Consideration Shares, all in accordance with and subject to the provisions of the Plan of Arrangement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF QPM

3.1	Representations and Warranties

Except as disclosed in the QPM Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), QPM hereby represents and warrants to Fury as follows, and acknowledges that Fury is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. QPM is duly incorporated and validly existing under the laws of Canada and has full corporate power and capacity to own its assets and conduct its business as now owned and conducted. QPM is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary. True and complete copies of the constating documents of QPM have been delivered or made available to Fury, and QPM has not taken any action to amend or supersede such documents.

(b)	Corporate Authority. QPM has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by QPM and the consummation by QPM of the transactions contemplated by this Agreement have been duly authorized by the QPM Board and no other corporate proceedings on the part of QPM are necessary to authorize this Agreement other than QPM Shareholder Approval and, if required, Majority of the Minority Approval. This Agreement has been duly executed and delivered by QPM and constitutes valid and binding obligations of QPM, enforceable by Fury against QPM in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Conflict. The execution and delivery by QPM of this Agreement, the performance by it of its obligations hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of its constating documents, and will not: (i) violate, conflict with or result in a breach of: (A) any Material Contract; or (B) any Law to which QPM is subject or by which QPM; (ii) give rise to any right of termination, or the acceleration of any indebtedness, under any Material Contract; or (iii) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any Lien upon any of QPM’s assets.

(d)	Government Authorization. The execution, delivery and performance by QPM of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by QPM other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) the Key Regulatory Approvals and Third Party Consents; and (v) filings pursuant to Securities Laws.

(e)	Subsidiaries. Except as disclosed in Section 3.1(e) of the Disclosure Letter, QPM has no Subsidiaries and QPM does not hold any equity interests in any entity.

(f)	Compliance with Laws.

(i)	The operations of QPM has been for the last 5 years and are now conducted in compliance in all material respects with all Laws of each applicable jurisdiction, the Laws of which have been and are now applicable to the operations of QPM and QPM has not received any notice of any alleged violation of any such Laws.

(ii)	Except as disclosed in Section 3.1(f)(ii) of the Disclosure Letter, QPM is not in conflict with, or in breach or default (including cross defaults) under or in violation of (including with or without notice or the lapse of time or both): (a) its notice of articles, articles or by- laws or equivalent organizational documents; or (b) any Material Contract, in any material respect.

(g)	QPM Authorizations. QPM has obtained all Authorizations necessary for the ownership, operation, development, maintenance, and use of the QPM Properties or otherwise in connection with the material business or operations of QPM as currently conducted and such Authorizations are in full force and effect. QPM has fully complied in all material respects with and are in compliance in all material respects with all Authorizations. There is no action, investigation or proceeding pending or, to the knowledge of QPM, threatened regarding any of the Authorizations. QPM has not received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, and, to the knowledge of QPM, all such Authorizations continue to be effective in order for QPM to continue to conduct its businesses as it is currently being conducted.

(h)	Capitalization and Listing.

(i)	The authorized share capital of QPM consists of an unlimited number of QPM Shares. As at the date of this Agreement there are: (A) 103,646,498 QPM Shares, all of which are validly issued and outstanding as fully-paid and non-assessable shares of QPM, (B) 3,552,136 QPM DSUs providing for the issuance of 3,552,136 QPM Shares, (C) 8,054,091 QPM Warrants providing for the issuance of 8,054,091 QPM Shares, (D) 252,000 QPM Broker Options providing for the issuance of 252,000 QPM Shares, and (E) 3,560,000 outstanding QPM Options providing for the issuance of 3,560,000 QPM Shares upon the exercise thereof. Prior to the Effective Time, an additional and up to 5,959,671 QPM Shares will be issuable as QPM Debt Settlement Shares pursuant to the QPM Debt Settlement Agreements. There are no other options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of QPM to issue or sell any shares of QPM or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of QPM, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of QPM. No Person is entitled to any pre-emptive or other similar right granted by QPM. The QPM Shares are listed on the TSX-V, the Frankfurt Stock Exchange and the OTC BB and are not listed or quoted on any other market.

(ii)	Section 3.1(h)(ii) to the QPM Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding QPM Warrants, QPM Options, and QPM Broker Options and full details with respect to all such securities (including, where applicable, the number, exercise prices and vesting and expiration dates of such securities). All QPM Shares that may be issued pursuant to the exercise or vesting of outstanding QPM Warrants, QPM Options, or QPM Broker Options will, when issued in accordance with the terms thereof, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. In addition, QPM has provided Fury with copies of the QPM Incentive Plans.

(iii)	There are no outstanding contractual obligations of QPM to repurchase, redeem or otherwise acquire any QPM Shares.

(iv)	No order ceasing or suspending trading in securities of QPM nor prohibiting the sale of such securities has been issued and is outstanding against QPM or its directors, officers or promoters.

(i)	Debt Settlement Agreements. Section 3.1(i) to the QPM Disclosure Letter sets forth, all the outstanding debt and obligations owing by QPM to certain creditors of QPM (the “QPM Creditors”) that are either: (i) presently outstanding, or (ii) will become outstanding as of closing as a direct result of a change in control of QPM or that will be triggered as a result of the execution of this Agreement or the completion of the Arrangement and that are to be settled through the issuance of QPM Debt Settlement Shares pursuant to the QPM Debt Settlement Agreements (the “QPM Settlement Debt”). Section 3.1(i) to the QPM Disclosure Letter sets forth with respect to the QPM Settlement Debt: (i) the name of each QPM Creditor, (ii) the amount owing or to be owing to the QPM Creditor that is to be settled by the issuance of the QPM Debt Settlement Shares, (iii) the number of QPM Debt Settlement Shares to be issued, and (iv) the ultimate number of Fury Shares to be issued to such QPM Creditors on closing of the Arrangement in accordance with the Plan of Arrangement.

(j)	Shareholder and Similar Agreements. QPM is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of QPM.

(k)	Public Filings. QPM has filed with all applicable Governmental Entities true and complete copies of the QPM Public Documents that QPM is required to file therewith. QPM Public Documents at the time filed: (a) did not contain any misrepresentation; and (b) complied in all material respects with the requirements of applicable Securities Laws. QPM has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

(l)	Financial Statements.

(i)	The audited financial statements for QPM as at and for the fiscal year ended on January 31, 2024, including the notes thereto and the reports by QPM’s auditors thereon have been, and all financial statements of QPM which are publicly disseminated by QPM in respect of any subsequent periods prior to the date hereof, have been prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the financial condition and results of operations of QPM as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except, in the case of the financial statements filed prior to the date hereof, as may be indicated expressly in the notes thereto).

(ii)	Since February 1, 2024, to QPM’s knowledge, no director, officer, employee, auditor, accountant or representative of QPM has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of QPM or its internal accounting controls, including any complaint, allegation, assertion, or claim that QPM has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the QPM Board.

(m)	Undisclosed Liabilities. QPM has no liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the statements of financial position of QPM as of October 31, 2024 (the “QPM Balance Sheet”) or disclosed in the notes thereto; (b) those incurred in the ordinary course of business since the date of the QPM Balance Sheet and those incurred in connection with the execution of this Agreement. There are no outstanding loans made by QPM to any executive officer or director of QPM.

(n)	Interest in Properties and QPM Mineral Rights.

(i)	All of QPM’s rights, title and interests in and to (collectively, the “QPM Properties”) and all of QPM’s mineral interests and rights (including any claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law or otherwise) (collectively, the “QPM Mineral Rights”), are set out in Section 3.1(n)(i) of the QPM Disclosure Letter. Other than the QPM Properties and the QPM Mineral Rights set out in Section 3.1(n)(i) of the QPM Disclosure Letter, QPM does not own or have any interest in any real property or any mineral interests and rights.

(ii)	QPM is the sole beneficial and registered owner of all right, title and interest in and to the QPM Properties and the QPM Mineral Rights, with good and marketable title thereto, free and clear of any Liens.

(iii)	All of the QPM Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims and have been properly staked and/or map designated in compliance with applicable Law.

(iv)	The QPM Properties and the QPM Mineral Rights are in good standing under applicable Law in all material respects and all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(v)	There is no material adverse claim against or challenge to the title to or ownership of the QPM Properties or any of the QPM Mineral Rights and, to the knowledge of QPM, there is no threat of such claim nor of any basis for any such claim.

(vi)	QPM has the exclusive right to deal with the QPM Properties and all of the QPM Mineral Rights.

(vii)	No Person other than QPM has any interest in the QPM Properties or any of the QPM Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(viii)	There are no options, back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect QPM’s interest in the QPM Properties or any of the QPM Mineral Rights.

(ix)	QPM has not received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to: (i) revoke any interest of QPM in any of the QPM Properties or any of the QPM Mineral Rights, (ii) require modifications to the terms of existing contractual arrangements with such Governmental Entities in relation to the QPM Mineral Rights, or (iii) not to renew any such interest in accordance with applicable Law.

(x)	QPM has all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences for operations from landowners or Governmental Entities permitting the use of land by QPM, and the QPM Mineral Rights permit QPM to conduct the exploration work currently contemplated in QPM Public Documents and no third party or group holds any such rights that would be required by QPM to develop the QPM Properties or any of the QPM Mineral Rights as contemplated in QPM Public Documents on or before the date hereof.

(xi)	each technical report filed by QPM on SEDAR+ in respect of the QPM Properties has been prepared and complies in all material respect with the requirements of NI 43-101 as the time of filing of each such technical report and the assumptions contained in each of such technical reports are reasonable in the circumstances.

(o)	Operational Matters.

(i)	all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of QPM, and its material joint ventures, are set forth in Section 3.1(p)(i) of the QPM Disclosure Letter and have been: (A) duly paid or accrued; (B) duly performed; or (C) accrued prior to the date hereof; and

(ii)	all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which QPM or material joint ventures is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(p)	Employment Matters.

(i)	Other than as disclosed in Section 3.1(p) of the QPM Disclosure Letter, QPM has not entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of QPM or that will be triggered as a result of the execution of this Agreement or the completion of the Arrangement.

(ii)	QPM: (i) is not a party to any collective bargaining agreement; nor (ii) is subject to any application for certification or, to the knowledge of QPM, threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of QPM, no fact or event exists that is likely to give rise to a change in the representation in this Section 3.1(p) on or before the Effective Date.

(iii)	QPM is not subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of QPM, threatened, or any litigation, actual, or to the knowledge of QPM, threatened, relating to employment or termination of employment of employees or independent contractors. To the knowledge of QPM, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting QPM.

(iv)	QPM has operated in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy and there are no current, pending, or to the knowledge of QPM, threatened proceedings before any board or tribunal with respect to any of the foregoing.

(q)	Absence of Certain Changes or Events.

Since January 1, 2023:

(i)	QPM has conducted its businesses only in the ordinary course of business;

(ii)	there has not been any QPM Material Adverse Effect;

(iii)	there has not been any material change in the accounting practices used by QPM;

(iv)	there has not been any redemption, repurchase or other acquisition of QPM Shares by QPM, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the QPM Shares;

(v)	there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course of business;

(vi)	there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course of business;

(vii)	there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in QPM’s audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course of business; and

(viii)	except for ordinary course adjustments, there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of QPM.

(r)	Litigation. There is no claim, action, proceeding or investigation pending or, to the knowledge of QPM, threatened against or relating to QPM, the business of QPM, or affecting any of its properties or assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably would be expected to have, a QPM Material Adverse Effect or prevent or materially delay the consummation of the Arrangement, nor to the knowledge of QPM are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation. QPM is not subject to any outstanding order, writ, injunction or decree which has had or reasonably would be expected to have, a QPM Material Adverse Effect or prevent or materially delay the consummation of the Arrangement.

(s)	Corporate Social Responsibility. To the knowledge of QPM, no material dispute between QPM and any governmental or non-governmental organization, community, or group of individuals forming part of the community exists or is threatened with respect to the QPM Mineral Rights and QPM Properties.

(t)	Taxes.

(i)	QPM has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and QPM has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity. No waiver or extension of time in which to file any Tax Returns is in effect. No Governmental Entity has asserted that QPM is required to file Tax Returns or pay any Taxes in any jurisdiction where it does not do so.

(ii)	QPM has provided adequate accruals in accordance with IFRS in the most recently published financial statements of QPM for any Taxes of QPM for the period covered by such financial statements that have not been paid whether or not shown as being due on any material Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(iii)	QPM has duly and timely withheld all material Taxes and other amounts required by Law to be withheld by it (including material Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to, or for the benefit of, any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

(iv)	QPM has duly and timely charged and collected all amounts on account of any sales, use or transfer Taxes, including goods and services, Québec Sales Tax, provincial and territorial taxes and state and local taxes, required by Law to be charged and collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it. All input tax credits, refunds, rebates and similar adjustments of Taxes claimed by QPM have been validly claimed and correctly calculated as required by Law to support such claims. Where applicable, QPM has obtained all required information and documentation to support any zero-rating treatment of its supplies, and has been furnished with valid exemption certificates or their equivalent and has retained all such records and supporting documents in the manner required by Law.

(v)	QPM has not made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date.

(vi)	There are no proceedings, investigations, audits or claims now pending or threatened against QPM in respect of any Taxes, there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes and QPM has not waived or extended any statutory limitation period in respect of Taxes.

(vii)	QPM has not acquired property from a non-arm’s length Person within the meaning of the Tax Act for consideration the value of which is less than fair market value of the property.

(viii)	For the purposes of the Tax Act, and any other relevant Tax purposes, QPM is a “taxable Canadian corporation” and is not a non-resident.

(ix)	There are no transactions or events that have resulted, and no circumstances existing, which could result in the application to QPM of sections 17, 78, 80, 80.01, 80.02, 80.03, 80.04, 160, 191.3, 237.3 or 237.4 of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(x)	There are no Liens for Taxes upon any properties or assets of QPM (other than Liens relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the QPM Balance Sheet).

(u)	Books and Records. Since January 1, 2023, the corporate records and minute books of QPM have been maintained in accordance with all applicable Laws, and the minute books of QPM, as provided to Fury, are complete and accurate in all material respects. The financial books and records and accounts of QPM in all material respects: (a) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years (except in the case of a change in accounting principles for such jurisdiction); and (b) are stated in reasonable detail.

(v)	Non-Arm’s Length Transactions. Except for employment or consulting agreements entered into in the ordinary course of business prior to the date hereof and the QPM Debt Settlement Agreements to be entered into prior to the Effective Time, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by QPM) between QPM on the one hand, and any: (a) officer or director of QPM; (b) any holder of record or, to the knowledge of QPM, beneficial owner of five percent or more of the voting securities of QPM; or (c) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(w)	Benefit Plans. There are no QPM Benefit Plans.

(x)	Environmental.

(i)	All facilities and operations of QPM have been conducted, and are now, in material compliance with all Environmental Laws.

(ii)	QPM is in possession of, and in material compliance with, all Environmental Permits that are required to own, lease and operate the QPM Properties and QPM Mineral Rights and to conduct its business as it is now being conducted.

(iii)	No environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of QPM and, to the knowledge of QPM, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business.

(iv)	QPM is not subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures.

(v)	To the knowledge of QPM, there are no changes in the status, terms or conditions of any Environmental Permits held by QPM, or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of QPM following the Effective Date.

(vi)	QPM has made available to Fury all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters.

(vii)	To the knowledge of QPM, QPM is not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws that would, individually or in the aggregate, constitute a QPM Material Adverse Effect.

(y)	Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon QPM that has or could reasonably be expected to have the effect of prohibiting, materially restricting or impairing any business practice of QPM, any acquisition of property by QPM or the conduct of business by QPM as currently conducted (including following the transaction contemplated by this Agreement).

(z)	Contracts. QPM has performed in all material respects all obligations required to be performed by it to date under any Material Contracts to which any of them is a party. QPM is not in material breach or default under any Material Contract to which it is a party or bound, nor does QPM have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default. QPM does not know of, nor has received written notice of, any material breach or default under (nor, to the knowledge of QPM, does there exist any condition which with the passage of time or the giving of notice or both would result in such a material breach or default under) any such Material Contract by any other party thereto. Prior to the date hereof, QPM has made available to Fury true and complete copies of all of the Material Contracts. Such Material Contracts are legal, valid, binding and in full force and effect and are enforceable by QPM in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of arms’ length negotiations between the parties thereto. To the knowledge of QPM, there is no outstanding material dispute in relation to, or unremedied material breach of the terms of, the any such Material Contract by the other parties thereto. Section 3.1(z) of the QPM Disclosure Letter is a complete and accurate schedule of all Material Contracts.

(aa)	Brokers. Except for the fees to be paid to the Financial Advisor pursuant to its engagement letter with QPM, a true and complete copy of which has been delivered to Fury, none of QPM, or any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

(bb)	Reporting Issuer Status. As of the date hereof, QPM is a reporting issuer not in default (or the equivalent) under the Securities Laws of British Columbia, Alberta and Québec and QPM is not the subject of any unresolved comments letters issued by any securities regulatory authority;

(cc)	Stock Exchange Compliance. QPM is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX-V. QPM is a “foreign private issuer” within the meaning of Rule 405 under the U.S. Securities Act. QPM is not required to file reports under Section 13 or 15(d) of the U.S. Exchange Act or is required to register as an investment company under the United States Investment Company Act of 1940.

(dd)	No Expropriation. No property or asset of QPM (including any QPM Properties or QPM Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of QPM, is there any intent or proposal to give any such notice or to commence any such proceeding.

(ee)	Corrupt Practices Legislation. QPM, nor any of its officers, directors or employees acting on behalf of any of them, has taken, committed to take or been alleged to have taken any action which would cause QPM to be in violation of the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of QPM no such action has been taken by any of its agents, representatives or other Persons acting on behalf of QPM.

(ff)	NGOs and Community Groups. No material dispute between QPM and any non-governmental organization, community, or community group exists or, to the knowledge of QPM, is threatened or imminent with respect to any of QPM’s properties or exploration activities.

(gg)	Arrangements with Shareholders of Fury. Other than this Agreement, QPM does not have any agreement, arrangement or understanding (whether written or oral) with respect to Fury or any of its securities, businesses or operations with any shareholder of Fury, any interested party of Fury or any related party of any interested party of Fury, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

(hh)	Fairness Opinion. The QPM Board has received the Fairness Opinion and the Fairness Opinion has not been modified, amended or withdrawn.

(ii)	Board Approval. As of the date hereof, the QPM Board, after consultation with legal and financial advisors, has unanimously: (i) determined that the Arrangement is fair to the QPM Shareholders and is in the best interests of QPM; (ii) approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement; and (iii) resolved to recommend that the QPM Shareholders vote in favour of the Arrangement Resolution.

(jj)	MI 61-101 Matters. Other than pursuant to the QPM Debt Settlement Agreements to be entered into by the Effective Time, to the to the knowledge of QPM, no “related party” of QPM (within the meaning of MI 61-101) together with its associated entities will receive any “collateral benefit” (within the meaning of MI 61-101) or be a party to any “connected transaction” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

(kk)	Information. All information provided to Fury or its representatives in relation to Fury’s due diligence requests is accurate and complete in all material respects as at its respective date as stated therein. There has been no material change to the information provided to Fury or its representatives since the date provided to Fury or its representatives.

3.2	Survival of Representations and Warranties

The representations and warranties of QPM contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF FURY

4.1	Representations and Warranties

Fury hereby represents and warrants to QPM as follows, and acknowledge that QPM is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. Fury is duly incorporated and validly existing under the laws of the Province of British Columbia and has full corporate power and capacity to own its assets and conduct its business as now owned and conducted. Fury is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Fury Material Adverse Effect.

(b)	Corporate Authority. Fury has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Fury and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by the board of directors of Fury and no other corporate proceedings on the part of Fury are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by Fury and constitutes valid and binding obligations of Fury enforceable by QPM against Fury in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Conflict. The execution and delivery by Fury of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of Fury or those of any of the Fury Material Subsidiaries, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Fury Material Adverse Effect, will not: (i) violate, conflict with or result in a breach of: (A) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Fury or any of the Fury Material Subsidiaries is a party or by which Fury or any of the Fury Material Subsidiaries is bound; or (B) any Law to which Fury or any of the Fury Material Subsidiaries is subject or by which Fury or any of the Fury Material Subsidiaries is bound; (ii) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or (iii) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any material Lien upon any of the assets of Fury or any of the Fury Material Subsidiaries.

(d)	Government Authorization. The execution, delivery and performance by Fury of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by Fury or by any of the Fury Material Subsidiaries other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) the Key Regulatory Approvals and Third Party Consents; (v) filings pursuant to Securities Laws; and (vi) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not, individually or in the aggregate, materially impede the ability of Fury to consummate the Arrangement and the transactions contemplated hereby.

(e)	Subsidiaries. Each Fury Material Subsidiary is duly organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Fury Material Adverse Effect. Except as disclosed in the Fury Public Documents, Fury beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of the Fury Material Subsidiaries. All of the outstanding shares in the capital of each of the Fury Material Subsidiaries owned directly or indirectly by Fury that is a corporation are, except as disclosed in the Fury Public Documents: (i) validly issued and fully-paid and all such shares are owned free and clear of all Liens of any kind or nature whatsoever; and (ii) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares. Fury does not hold any material equity interests in any entity, other than (A) its interests in the Fury Material Subsidiaries; and (B) as otherwise disclosed in the Fury Public Documents.

(f)	Equity Interests. Fury owns, directly or indirectly 51,054,590 common shares of Dolly Varden Silver Corp. (“Dolly Varden”), free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction other than as set forth in the investor rights agreement dated February 25, 2022 between Fury and Dolly Varden, and Dolly Varden has represented to Fury that such shares are validly issued and are fully paid, non-assessable shares in the capital of Dolly Varden and have been issued to Fury in compliance with and free of any pre-emptive and similar rights;

(g)	Compliance with Laws.

(i)	The operations of Fury and the Fury Material Subsidiaries have been and are now conducted in compliance with all Laws of each applicable jurisdiction, the Laws of which have been and are now applicable to the operations of Fury and the Fury Material Subsidiaries and none of Fury or any of the Fury Material Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a Fury Material Adverse Effect.

(ii)	None of Fury or any of the Fury Material Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (A) its notice of articles, articles or by- laws or equivalent organizational documents; or (B) any agreement or understanding to which it or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have a Fury Material Adverse Effect.

(h)	Capitalization of Fury and Listing.

(i)	The authorized share capital of Fury consists of an unlimited number of Fury Shares. As at the date hereof there are: (A) 151,938,300 Fury Shares validly issued and outstanding as fully-paid and non-assessable shares of Fury; (B) 8,266,172 outstanding Fury Options providing for the issuance of 8,266,172 Fury Shares upon the exercise thereof; (C) 1,857,014 Fury RSUs providing for the issuance of 1,857,014 Fury Shares upon the vesting thereof; and (D) 590,000 Fury DSUs providing for the issuance of 590,000 Fury Shares upon the vesting thereof. Except for the securities referred to in this Subsection 4.1(h)(i) and any agreements, arrangements, commitments, or obligations under the Fury Share Inventive Plan, there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Fury or any of the Fury Material Subsidiaries to issue or sell any shares of Fury or of any of the Fury Material Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Fury or any of the Fury Material Subsidiaries, there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Fury or any of the Fury Material Subsidiaries based upon the book value, income or any other attribute of Fury or any of the Fury Material Subsidiaries, and no Person is entitled to any pre-emptive or other similar right granted by Fury or any of the Fury Material Subsidiaries. The Fury Shares are listed on the TSX and the NYSE and are not listed or quoted on any other market.

(ii)	All Fury Shares that may be issued pursuant to the exercise of outstanding Fury Options will, when issued in accordance with the terms of such securities, be duly authorized, validly issued, fully- paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(iii)	All Fury Shares that may be issued pursuant to the exercise of outstanding Fury RSUs will, when issued in accordance with the terms of such securities, be duly authorized, validly issued, fully- paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(iv)	All Fury Shares that may be issued pursuant to the exercise of outstanding Fury DSUs will, when issued in accordance with the terms of such securities, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(v)	There are no outstanding contractual obligations of Fury or any of the Fury Material Subsidiaries to repurchase, redeem or otherwise acquire any Fury Shares or any shares of any of the Fury Material Subsidiaries. No Fury Material Subsidiary owns any Fury Shares.

(vi)	No order ceasing or suspending trading in securities of Fury nor prohibiting the sale of such securities has been issued and is outstanding against Fury or its directors or officers.

(vii)	All Fury Shares will, when issued in accordance with the terms of the Plan of Arrangement be duly authorized, validly issued, fully- paid and non-assessable Fury Shares.

(i)	Public Filings. Fury has filed with all applicable Governmental Entities true and complete copies of Fury Public Documents that Fury is required to file therewith. Fury Public Documents at the time filed: (i) did not contain any misrepresentation, and (i) complied in all material respects with the requirements of applicable Securities Laws. Fury has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

(j)	Litigation. There is no claim, action, proceeding or investigation pending or, to the knowledge of Fury, threatened against or relating to Fury or any of the Fury Material Subsidiaries, the business of Fury or any of the Fury Material Subsidiaries or affecting any of their properties, assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Fury Material Adverse Effect or prevent or materially delay the consummation of the Arrangement, nor to the knowledge of Fury are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided, however, that the representation in this Subsection 4.1(j) shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Fury Material Adverse Effect). Neither Fury nor any of the Fury Material Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Fury Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(k)	Reporting Issuer Status. As of the date hereof, Fury is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of the provinces and territories of Canada. Fury is not the subject of any unresolved comment letters issued by any securities regulatory authority.

(l)	Stock Exchange Compliance. Fury is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and the NYSE.

(m)	QPM Shares. Fury does not have legal or beneficial ownership, control or direction over any QPM Shares.

(n)	Investment Canada Act. Fury is not “non-Canadian” for purposes of the Investment Canada Act.

(o)	Shareholder and Similar Agreements. Fury is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Fury or any of the Fury Material Subsidiaries.

(p)	Financial Statements. The audited consolidated financial statements for Fury as at and for the fiscal year ended on December 31, 2023 including the notes thereto and the reports by Fury’s auditors thereon and all financial statements of Fury which are publicly disseminated by Fury in respect of any subsequent periods prior to the Effective Date will be prepared in accordance with IFRS applied on a basis consistent with prior periods (except in the case of a change in accounting principles) and all applicable Laws and present fairly, in all material respects, the consolidated financial condition and results of operations of Fury and the Fury Material Subsidiaries as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by Fury or any of the Fury Material Subsidiaries to any executive officer or director of Fury.

(q)	Undisclosed Liabilities. Except as disclosed in the Fury Public Documents, neither Fury nor any of the Fury Material Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (i) liabilities and obligations that are specifically presented on the unaudited balance sheet of Fury as of September 30, 2024 (the “Fury Balance Sheet”) or disclosed in the notes thereto; or (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2024, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Fury and the Fury Material Subsidiaries (other than those disclosed on the Fury Balance Sheet and/or the notes to the Fury financial statements), reasonably be expected to have a Fury Material Adverse Effect or, as a consequence of the consummation of the Arrangement, have a Fury Material Adverse Effect. Without limiting the foregoing, the Fury Balance Sheet reflects reasonable reserves in accordance with IFRS for contingent liabilities relating to pending litigation and other contingent obligations of Fury and the Fury Material Subsidiaries.

(r)	Interest in Properties and Fury Mineral Rights.

Other than as disclosed in the Fury Disclosure Letter:

(i)	all of Fury’s and the Fury Material Subsidiaries’ material real properties (collectively, the “Fury Properties”) and all of Fury’s and the Fury Material Subsidiaries’ material mineral interests and rights (including any material claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law or otherwise) (collectively, the “Fury Mineral Rights”), are accurately set forth in the Fury Public Documents. Other than the Fury Properties and the Fury Mineral Rights set out in the Fury Public Documents, neither Fury nor the Fury Material Subsidiaries, owns or has any interest in any material real property or any material mineral interests and rights;

(ii)	and except as disclosed in the Fury Public Documents, Fury or a Fury Material Subsidiary is the sole legal and beneficial owner of all right, title and interest in and to the Fury Properties and the Fury Mineral Rights, free and clear of any material Liens;

(iii)	all of the Fury Mineral Rights have been, in all material respects, properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims;

(iv)	the Fury Properties and the Fury Mineral Rights are in good standing under applicable Law in all material respects and, in all material respects (i) all work required to be performed and filed in respect thereof has been performed and filed, (ii) all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and (iii) all filings in respect thereof have been made;

(v)	there is no material adverse claim against or challenge to the title to or ownership of the Fury Properties or any of the Fury Mineral Rights;

(vi)	and except as disclosed in the Fury Public Documents, Fury or a Fury Material Subsidiary has the exclusive right to deal with the Fury Properties and all of the Fury Mineral Rights;

(vii)	and except as disclosed in the Fury Public Documents, no Person other than Fury and the Fury Material Subsidiaries has any interest in the Fury Properties or any of the Fury Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest;

(viii)	there are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Fury’s or a Fury Material Subsidiary’s interest in the Fury Properties or any of the Fury Mineral Rights;

(ix)	there are no material restrictions on the ability of Fury and the Fury Material Subsidiaries to use, transfer or exploit the Fury Properties or any of the Fury Mineral Rights, except pursuant to the applicable Law;

(x)	neither Fury nor any of the Fury Material Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to (i) revoke any interest of Fury or a Fury Material Subsidiary in any of the Fury Properties or any of the Fury Mineral Rights, (ii) require modifications to the terms of existing contractual arrangements with such Governmental Entities in relation to the Fury Mineral Rights, or (iii) not to renew any such interest in accordance with applicable Law;

(xi)	and except as disclosed in the Fury Public Documents, Fury and the Fury Material Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences for operations from landowners or Governmental Entities permitting the use of land by Fury and the Fury Material Subsidiaries, and mineral interests that are required to exploit the development potential of the Fury Properties and the Fury Mineral Rights as contemplated in Fury Public Documents on or before the date hereof and no third party or group holds any such rights that would be required by Fury to develop the Fury Properties or any of the Fury Mineral Rights as contemplated in Fury Public Documents on or before the date hereof; and

(xii)	each technical report filed by Fury on SEDAR+ in respect of the Fury Properties has been prepared and complies in all material respect with the requirements of NI 43-101 as the time of filing of each such technical report and the assumptions contained in each of such technical reports are reasonable in the circumstances.

(s)	Mineral Reserves and Resources. The mineral resources for the Fury Properties and the Fury Mineral Rights were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral resources of Fury from the amounts set forth in Fury Public Documents. All material information regarding the Fury Properties and the Fury Mineral Rights, including all drill results, technical reports and studies, that is required to be disclosed under NI 43-101, have been disclosed in Fury Public Documents on or before the date hereof.

4.2	Survival of Representations and Warranties

The representations and warranties of Fury contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS

5.1	Covenants of QPM Regarding the Conduct of Business

QPM covenants and agrees that prior to the Effective Date, unless Fury otherwise agrees in writing or as otherwise expressly contemplated or permitted by this Agreement:

(a)	QPM shall conduct its businesses in the ordinary course of business and to use commercially reasonable efforts to (i) maintain and preserve its and their present business organization and goodwill, (ii) preserve the QPM Properties and the QPM Mineral Rights, and (iii) keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with employees and others having business relationships with them;

(b)	without limiting the generality of Subsection 5.1(a), QPM shall not, directly or indirectly:

(i)	issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any QPM Securities or any calls, conversion privileges or rights of any kind to acquire any QPM Shares or other securities, other than in accordance with the QPM Incentive Plans, the QPM Debt Settlement Agreements, or pursuant to the terms of existing QPM Securities as at the date hereof;

(ii)	other than in the ordinary course of business, sell, pledge, lease, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer any assets of QPM or any interest in any assets of having a value greater than $10,000 in the aggregate;

(iii)	other than in the ordinary course of business, sell, pledge, lease, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer the QPM Properties or any of the QPM Mineral Rights;

(iv)	enter into any long-term sale, forward sale, off-take, royalty, options or hedging agreement with respect to any commodities extracted from the QPM Properties or any QPM Mineral Right;

(v)	amend or propose to amend the articles, by-laws or other constating documents or the terms of any securities of QPM;

(vi)	split, combine or reclassify any outstanding QPM Shares;

(vii)	redeem, purchase or offer to purchase any QPM Shares or other securities of QPM;

(viii)	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any QPM Shares;

(ix)	reorganize, amalgamate or merge QPM with any other Person;

(x)	reduce the stated capital of the shares of QPM;

(xi)	acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any Person, or make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of any property or assets of any other Person that has a value greater than $10,000 in the aggregate;

(xii)	except in the ordinary course of business, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, except for the borrowing of working capital in the ordinary course of business, or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person or make any loans or advances;

(xiii)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of QPM;

(xiv)	pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in QPM’s financial statements or incurred in the ordinary course of business not in excess of $10,000 in the aggregate;

(xv)	authorize, recommend or propose any release or relinquishment of any contractual right, except in the ordinary course of business;

(xvi)	waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course of business, (i) any existing contractual rights in respect of the QPM Properties or any QPM Mineral Rights, (ii) any material Authorization, lease, concession, contract or other document, or (iii) any other material legal rights or claims;

(xvii)	waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, contract or other document, other than in the ordinary course of business;

(xviii)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

(xix)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of QPM to consummate the Arrangement or the other transactions contemplated by this Agreement;

(xx)	increase the benefits payable or to become payable to its directors or officers, enter into or modify any employment, consulting, severance, or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officers of QPM or member of the QPM Board other than pursuant to agreements already entered into and which agreements are disclosed in QPM Public Documents;

(xxi)	in the case of employees who are not officers of QPM or members of the QPM Board, take any action other than in the ordinary course of business (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof;

(xxii)	other than pursuant to the Plan of Arrangement, establish, adopt, enter into, amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any bonus, profit sharing, thrift, incentive, compensation, stock option, restricted stock, pension, retirement, deferred compensation, savings, welfare, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers, current or former employees of QPM;

(xxiii)	not enter into or renew any agreement, contract, lease, licence or other binding obligation of QPM: (A) containing (x) any limitation or restriction on the ability of QPM or, following completion of the transactions contemplated hereby, the ability of Fury and the Fury Material Subsidiaries, to engage in any type of activity or business, (y) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of QPM or, following consummation of the transactions contemplated hereby, all or any portion of the business of Fury or the Fury Material Subsidiaries, is or would be conducted, or (z) any limit or restriction on the ability of QPM or, following completion of the transactions contemplated hereby, the ability of Fury or the Fury Material Subsidiaries, to solicit customers or employees; or (B) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement;

(xxiv)	not enter into or renew any agreement, contract, lease, licence or other binding obligation of QPM that is not terminable within 30 days of the Effective Date without payment by Fury or any of the Fury Material Subsidiaries that involves or would reasonably be expected to involve payments in excess of $10,000 in the aggregate over the term of the contract;

(xxv)	not incur any capital expenditures or enter into any agreement obligating QPM to provide for future capital expenditures involving payments in excess of $10,000 in the aggregate;

(xxvi)	take any action that would reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement or the transactions contemplated in this Agreement, or which would render, or which reasonably may be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or QPM Material Adverse Effect qualification already contained within such representation or warranty) in any material respect any of the representations and warranties of QPM set forth in this Agreement; or

(xxvii)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing matters prohibited in this Section 5.1

(c)	QPM shall use all reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(d)	QPM shall use all reasonably commercial efforts to enter into the QPM Debt Settlement Agreements with the QPM Creditors and obtain any necessary approvals required for the QPM Debt Settlement Agreements, including but not limited to approval from the TSX-V and Majority of the Minority Approval (as applicable), which provide that effective immediately before the Effective Time, QPM will settle the QPM Settlement Debt through the issuance of QPM Debt Settlement Shares;

(e)	QPM shall:

(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects;

(ii)	fully and timely pay all Taxes shown on such Tax Returns;

(iii)	promptly notify Fury in writing of any audits, inquiries or investigations with respect to Tax of QPM;

(iv)	timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable;

(v)	not make or rescind any material express or deemed election relating to Taxes;

(vi)	not make a new request for a Tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes;

(vii)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes;

(viii)	properly reserve (and reflect such reserves in its books and records and financial statements) for all Taxes accruing in respect of QPM which are not due or payable prior to the Effective Date in a manner consistent with past practice and in accordance with the provisions of applicable Laws; and

(ix)	not amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax Return for the tax year ended January 31, 2024, except as may be required by applicable Laws; and

(f)	QPM shall immediately notify Fury of any opposition, concerns or threats raised or brought by non- governmental organizations, communities or community organizations in respect of QPM’s current or planned operations.

5.2	Covenants of QPM Relating to the Arrangement

QPM shall perform all obligations required to be performed by QPM under this Agreement, co-operate with Fury in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and QPM shall:

(a)	use its commercially reasonable efforts to obtain and assist Fury in obtaining the Key Regulatory Approvals and Third Party Consents. Without limiting the generality of the foregoing, QPM shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received by any Governmental Entity. QPM will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested by Fury in connection with obtaining the Key Regulatory Approvals and Third Party Consents, including providing Fury with copies in advance and reasonable opportunity to comment on all notices, submissions, filings and information supplied to or filed with any Governmental Entity (except for notices and information which QPM, acting reasonably, considers highly confidential and competitively sensitive, which then shall be provided on an outside counsel only basis to external counsel for Fury), and all notices and correspondence received from a Governmental Entity. QPM shall not attend any meetings, whether in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement, unless it provides Fury with a reasonable opportunity to attend such meetings;

(b)	use its commercially reasonable efforts to obtain or provide, as applicable, as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts;

(c)	defend all lawsuits or other legal, regulatory or other proceedings against QPM challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; and

(d)	use its commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order.

5.3	Covenants of Fury Relating to the Arrangement

Fury shall, and shall cause the Fury Material Subsidiaries to, perform all obligations required to be performed by Fury or any Fury Material Subsidiary under this Agreement, co-operate with QPM in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and Fury shall:

(a)	use its commercially reasonable efforts to obtain and assist QPM in obtaining the Key Regulatory Approvals and Third Party Consents. Fury will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested by QPM in connection with obtaining the Key Regulatory Approvals and Third Party Consents, including providing QPM with copies in advance and reasonable opportunity to comment on all notices, submissions, filings and information supplied to or filed with any Governmental Entity (except for notices and information which Fury, acting reasonably, considers highly confidential and competitively sensitive, which then shall be provided on an outside counsel only basis to external counsel for QPM), and all notices and correspondence received from a Governmental Entity;

(b)	use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the material contracts;

(c)	defend all material lawsuits or other legal, regulatory or other proceedings against Fury challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d)	provide such assistance as may be reasonably requested by QPM for the purposes of completing the QPM Meeting;

(e)	apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX and the NYSE of the Fury Shares, subject only to satisfaction by Fury of customary listing conditions of the TSX and the NYSE; and

(f)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement.

5.4	Access to Information; Confidentiality

Subject to the terms of the Confidentiality Agreement and applicable Laws, upon reasonable notice, QPM shall afford the Fury and/or Fury’s Representatives access, to such properties, books, contracts and records and other documents, information or data relating to QPM which Fury or its Representatives deem necessary or advisable to review in making an examination of QPM and its business (which includes but not limited to the QPM Properties and QPM Mineral Rights), as well as to its management personnel, and, during such period, QPM shall furnish promptly to Fury all information concerning QPM and its properties and personnel as Fury or its Representatives may reasonably request. At the request of Fury, QPM will execute or cause to be executed such consents, authorizations and directions as may be necessary to enable Fury or its Representatives to obtain full access to all files and records relating to QPM or its respective assets maintained by any Governmental Entity.

Subject to the terms of the Confidentiality Agreement and applicable Laws, Fury shall furnish promptly to QPM all information respecting material changes in QPM’s business, properties and personnel as QPM may reasonably request.

5.5	Notices of Certain Events

(a)	Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement pursuant to its terms and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(i)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided, however, that this clause (i) shall not apply in the case of any event or state of facts resulting from the actions or omissions of a Party which are required under this Agreement); or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time,

provided, however, that the delivery of any notice pursuant to this Section 5.5 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

(b)	No Party may elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or any termination right arising therefrom under Subsection 8.2(a)(iii)(C) or Subsection 8.2(a)(iv)(A) and no payments are payable as a result of such termination pursuant to Section 8.3 unless, prior to the Effective Date, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided, however, that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten Business Days from such notice.

5.6	Fury Capital Contribution to QPM

At the Effective Time, Fury will advance to QPM as a contribution to its stated capital and without receiving any share capital or other consideration in exchange, a cash amount equal to the known QPM Closing Liabilities, and thereafter Fury shall contribute to QPM in the same manner such further amounts as shall be necessary from time to time to discharge any subsequently discovered QPM Closing Liabilities, if any (the “Fury Capital Contribution”).

5.7	Insurance, Indemnification and Employee Payments

(a)	Fury agrees that it shall cause QPM to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of QPM, to the extent that they are disclosed in Schedule 5.6(a) of the QPM Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Schedule 5.6(a) of the QPM Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

(b)	Prior to the Effective Time, QPM shall purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance providing protection for both current and former directors and officers of QPM who have held office within 12 months preceding the date of this Agreement, including directors and officers who retire or whose employment is terminated as a result of the Arrangement, no less favourable in the aggregate than the protection provided by the policies maintained by QPM immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and Fury will, or will cause QPM to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years following the Effective Time.

(c)	Following the Effective Time, subject to any other provision of this Agreement, Fury shall and shall cause QPM to honour and pay all amounts triggered by the completion of the Arrangement in all employment agreements, consultant agreements, equity or security based compensation arrangements, policies or other similar arrangements or plans of any kind which are disclosed in Schedule 5.6(b) of the QPM Disclosure Letter and copies of which have been made available to Fury by QPM prior to the date hereof.

(d)	The provisions of this Section 5.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person or party to or participant in each employment agreement, consultant agreement, equity or security based compensation arrangement, policy or other similar arrangement which are described in the QPM Disclosure Letter and which QPM has provided an executed copy thereof to Fury prior to the date hereof, his or her heirs and his or her legal representatives and, for such purpose, QPM hereby confirms that it is acting as agent on their behalf. Furthermore, this Section 5.6 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

(e)	Fury and QPM acknowledge and agree that, for Canadian tax purposes, no deduction will be claimed by QPM or any person not dealing at arm’s length with QPM in respect of any amounts payable to QPM Optionholders under the Plan of Arrangement and Fury will cause QPM to elect in prescribed form, and do all such things as required to make the election, under subsection 110(1.1) of the Tax Act, that neither QPM or any person not dealing at arm’s length with QPM will deduct, in computing income for purposes of the Tax Act, any amount in respect of any consideration payable to QPM Optionholders as contemplated by this Agreement and the Plan of Arrangement. Fury will cause QPM to, provide QPM Optionholders with evidence in writing of such election under subsection 110(1.1) of the Tax Act.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted at the QPM Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to QPM and Fury, acting reasonably, on appeal or otherwise;

(c)	the Key Regulatory Approvals and Third Party Consents shall have been obtained on terms acceptable to the Parties, each acting reasonably;

(d)	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement; and

(e)	the Consideration Shares to be issued pursuant to the Arrangement have been conditionally approved or authorized for listing on the TSX and the NYSE (subject only to customary listing conditions).

6.2	Additional Conditions Precedent to the Obligations of Fury

The obligation of Fury to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Fury and may be waived by Fury):

(a)	all representations and warranties of QPM set forth in this Agreement that are qualified by materiality or by the expression QPM Material Adverse Effect were true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) and all other representations and warranties of QPM were true and correct in all respects as of the date of this Agreement and shall be true and correct in all material respects as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and Fury shall have received a certificate of QPM addressed to Fury and dated the Effective Date, signed on behalf of QPM by two executive officers of QPM (on QPM’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)	all covenants of QPM under this Agreement to be performed on or before the Effective Time shall have been duly performed by QPM in all material respects, and Fury shall have received a certificate of QPM addressed to Fury and dated the Effective Date, signed on behalf of QPM by two executive officers of QPM (on QPM’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)	the QPM Debt Settlement Agreements will have been entered into prior to the Effective Time and the QPM Settlement Debt shall have been converted immediately prior to the Effective Time through the issuance of up to 5,959,671 QPM Debt Settlement Shares pursuant to the terms and conditions of the QPM Debt Settlement Agreements, and the QPM Creditors shall have delivered to Fury any documents and deeds required to release and discharge all the QPM Creditors’ interests relating to the QPM Settlement Debt.

(d)	there shall be no suit, action or proceeding by any Governmental Entity or any other Person that has resulted in an imposition of material limitations on the ability of Fury to acquire or hold, or exercise full rights of ownership of, any QPM Shares, including the right to vote the QPM Shares to be acquired by it on all matters properly presented to the QPM Shareholders.

(e)	there shall not have occurred a QPM Material Adverse Effect, and Fury shall have received a certificate signed on behalf of QPM by two executive officers of QPM (on QPM’s behalf and without personal liability) to such effect;

(f)	holders of no more than 5% of the QPM Shares shall have exercised Dissent Rights; and

(g)	Fury shall have received resignations and releases in such form as is acceptable to Fury, acting reasonably, in favour of QPM from each of the directors and officers of QPM.

The foregoing conditions will be for the sole benefit of Fury and may be waived by it in whole or in part at any time.

6.3	Additional Conditions Precedent to the Obligations of QPM

The obligation of QPM to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of QPM and may be waived by QPM):

(a)	all representations and warranties of Fury set forth in this Agreement that are qualified by materiality or by the expression Fury Material Adverse Effect were true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) and all other representations and warranties of Fury were true and correct in all respects as of the date of this Agreement and shall be true and correct in all material respects as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and QPM shall have received a certificate of Fury addressed to QPM and dated the Effective Date, signed on behalf of Fury by two executive officers of Fury (on Fury’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)	all covenants of Fury under this Agreement to be performed on or before the Effective Time shall have been duly performed by Fury in all material respects, and QPM shall have received a certificate of Fury addressed to QPM and dated the Effective Date, signed on behalf of Fury by two executive officers of Fury (on Fury’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)	Fury shall have complied with its obligations under Section 2.8 and the Depositary shall have confirmed receipt of the Consideration; and

(d)	there shall not have occurred a Fury Material Adverse Effect and QPM shall have received a certificate signed by two executive officers of Fury (on Fury’s behalf and without personal liability) to such effect.

The foregoing conditions will be for the sole benefit of QPM and may be waived by it in whole or in part at any time.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director following filing of the Articles of Arrangement with the consent of the Parties in accordance with the terms of this Agreement.

ARTICLE 7

NON-SOLICITATION COVENANTS

7.1	Non-Solicitation

(a)	Except as otherwise expressly provided in this Section 7.1, QPM shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of QPM (collectively, “Representatives”), or otherwise, and shall cause any such Person not to:

(i)	solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of QPM or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Fury) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(iii)	take any action or fail to take any action that, in either case, constitutes a QPM Change of Recommendation;

(iv)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days will not be considered to be in violation of this Section 7.1 provided the QPM Board has rejected such Acquisition Proposal and affirmed the QPM Board Recommendation before the end of such five Business Day period (or in the event that the QPM Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the QPM Meeting)); or

(v)	enter into (other than a confidentiality agreement permitted by and in accordance with Section 7.3) or publicly propose to enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal.

(b)	QPM shall, and shall cause its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activity commenced prior to the date of this Agreement with any Person (other than Fury) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith shall:

(i)	immediately discontinue access to and disclosure of all information, including any data room, any confidential information, properties, facilities, books and records of QPM; and

(ii)	promptly, and in any event within two Business Days of the date of this Agreement, request, and exercise all rights it has to require (A) the return or destruction of all copies of any confidential information regarding QPM provided to any Person other than Fury, and (B) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding QPM using its best efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(c)	QPM represents and warrants that QPM has not waived any confidentiality, standstill or similar agreement or restriction to which QPM is a party and covenants and agrees that (i) QPM shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which the QPM is a party, and (ii) QPM, nor any of its Representatives, have released or will, without the prior written consent of Fury (which may be withheld or delayed in Fury’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting QPM, under any confidentiality, standstill or similar agreement or restriction to which QPM is a party.

7.2	Notification of Acquisition Proposals

If QPM or any of its Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to QPM, including information, access, or disclosure relating to the properties, facilities, books or records of QPM, QPM shall immediately notify Fury, at first orally, and then promptly and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide Fury with copies of all written documents, correspondence or other material received (and, if not in writing or electronic form, a description of the material terms thereof) in respect of, from or on behalf of any such Person. QPM shall keep Fury fully informed on a current basis of the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

7.3	Responding to an Acquisition Proposal

Notwithstanding Section 7.1, if at any time following the date of this Agreement and prior to obtaining the QPM Shareholder Approval, QPM receives an Acquisition Proposal, the QPM Board may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of QPM, if and only if:

(a)	the QPM Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal;

(b)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill or similar agreement or restriction to which QPM is a party;

(c)	QPM has been, and continues to be, in compliance with its obligations under this Article 7; and

(d)	prior to providing any such copies, access, or disclosure:

(i)	QPM enters into a confidentiality and standstill agreement with such Person and substance that is customary of transactions of this nature;

(ii)	QPM provides Fury with a true, complete and final executed copy of the confidentiality and standstill agreement referred to in this Section 7.3(d)(i); and

(iii)	any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to Fury.

7.4	Right to Match

(a)	If QPM receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the QPM Shareholders, the QPM Board may, subject to compliance with Article 7 and Section 8.3, enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(i)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill or similar agreement or restriction;

(ii)	QPM has been, and continues to be, in compliance with its obligations under this Article 7;

(iii)	QPM has delivered to Fury a written notice of the determination of the QPM Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the QPM Board to enter into such definitive agreement with respect to such Superior Proposal, such notice to include a summary of the factors used by the QPM Board to conclude that the Acquisition Proposal constitutes a Superior Proposal and, in the case of a proposal that includes non-cash consideration, the value or range of values attributed by the QPM Board, in good faith, to such non-cash consideration, after consultation with its financial advisers (the “Superior Proposal Notice”);

(iv)	QPM has provided Fury with a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents provided to QPM in connection therewith;

(v)	at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which Fury received the Superior Proposal Notice and the date Fury received all of the materials set forth in Subsection 7.4(a)(iv);

(vi)	during any Matching Period, Fury has had the opportunity (but not the obligation), in accordance with Section 7.4(b), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii)	if Fury has offered to amend this Agreement and the Arrangement under Section 7.4(b), the QPM Board has determined in good faith, after consultation with its outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by Fury under Section 7.4(b);

(viii)	the QPM Board has determined in good faith, after consultation with its outside legal counsel, that the failure by the QPM Board to recommend that QPM enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

(ix)	prior to entering into such definitive agreement, QPM terminates this Agreement pursuant to Subsection 8.2(a)(iv)(B) and pays the Termination Fee pursuant to Section 8.3.

(b)	During the Matching Period, or such longer period as QPM may approve in writing for such purpose: (i) the QPM Board shall review any offer made by Fury to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) QPM shall negotiate in good faith with Fury to make such amendments to the terms of this Agreement and the Arrangement as would enable Fury to proceed with the transactions contemplated by this Agreement on such amended terms. If the QPM Board determines that such Acquisition Proposal would cease to be a Superior Proposal, QPM shall promptly so advise Fury and QPM and Fury shall amend this Agreement to reflect such offer made by Fury, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(c)	Each successive amendment or modification to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 7.3, and Fury shall be afforded a new five (5) Business Day Matching Period from the later of the date on which Fury received the Superior Proposal Notice and the date on which Fury received all of the materials set forth in Section 7.4(a)(iv) with respect to the new Superior Proposal from QPM.

(d)	The QPM Board shall promptly reaffirm the QPM Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the QPM Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 7.4(b) would result in an Acquisition Proposal no longer being a Superior Proposal. QPM shall provide Fury and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Fury and its counsel.

(e)	If QPM provides a Superior Proposal Notice to Fury on a date that is less than 10 Business Days before the date of the QPM Meeting, QPM shall (i) if requested in writing by Fury, postpone or adjourn the QPM Meeting to a date designated by Fury (which shall not be more than 10 Business Days after the scheduled date of the QPM Meeting or any previous postponement or adjournment thereof) or (ii) if no such request is made, continue to take all steps necessary to hold with the QPM Meeting on its scheduled date and to cause the Arrangement Resolution to be voted on at the QPM Meeting.

ARTICLE 8

TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the QPM Shareholders and/or by the Court, as applicable):

(i)	by mutual written agreement of the Parties;

(ii)	by either QPM or Fury, if:

(A)	the Effective Time does not occur on or before the Outside Date, except that the right to terminate this Agreement under this Subsection 8.2(a)(ii)(A) is not available to a Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the direct or indirect cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(B)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins QPM or Fury from consummating the Arrangement and such applicable Law or enjoinment that has become final and non-appealable; or

(C)	QPM Shareholder Approval or the Majority of the Minority Approval, if applicable, is not obtained at the QPM Meeting in accordance with the Interim Order;

(iii)	by Fury, if:

(A)	QPM or the QPM Board takes any action or fails to take any action that, in either case, constitutes a QPM Change of Recommendation or otherwise breaches Article 7 in any material respect;

(B)	QPM enters into (other than a confidentiality agreement permitted by Section 7.3) any letter of intent, agreement in principal, agreement, arrangement or understanding in respect of an Acquisition Proposal, other than in circumstances where QPM has terminated this Agreement in accordance with Section 8.2(a)(iv)(B) and paid the Termination Fee in accordance with Section 8.3(a);

(C)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of QPM under this Agreement occurs that would cause any condition in Subsection 6.2(b) or Subsection 6.2(a) not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Subsection 5.5(b), provided, however, that Fury is not then in breach of this Agreement so as to cause any condition in Subsection 6.3(b) or Subsection 6.3(a) not to be satisfied;

(D)	a Material Adverse Effect has occurred in respect of QPM and is continuing; or

(E)	an Acquisition Proposal shall have been made to Fury or an Acquisition Proposal with respect to Fury shall have been publicly announced or any Person shall have publicly announced the intention to make an Acquisition Proposal with respect to Fury and Fury has determined that such Acquisition Proposal constitutes a Fury Superior Proposal;

(iv)	by QPM, if

(A)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Fury under this Agreement occurs that would cause any condition in Subsection 6.3(b) or Subsection 6.3(a) not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Subsection 5.5(b), provided, however, that QPM is not then in breach of this Agreement so as to cause any condition in Subsection 6.2(b) or Subsection 6.2(a) not to be satisfied;

(B)	prior to the approval by the QPM Shareholders of the Arrangement Resolution, the QPM Board authorizes QPM to enter into a written agreement with respect to a Superior Proposal, provided QPM is then in compliance with Article 7 and that prior to or concurrent with such termination QPM pays the Termination Fee in accordance with Section 8.3; or

(C)	a Material Adverse Effect has occurred in respect of Fury and is continuing

(b)	The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Subsection 8.2(a)(i)) shall give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)	If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of this Subsection 8.2(c) and Sections 8.3, 9.3, 9.4, 9.6 and 9.7 and all related definitions set forth in Section 1.1 shall survive any termination hereof pursuant to Subsection 8.2(a).

8.3	QPM Termination Fee

(a)	If a QPM Termination Fee Event occurs, QPM shall pay Fury the Termination Fee in accordance with Subsection 8.3(c).

(b)	For the purposes of this Agreement, “QPM Termination Fee Event” means the termination of this Agreement in any of the following circumstances:

(i)	by Fury pursuant to Subsection 8.2(a)(iii)(A) (QPM Change of Recommendation or other breach of Section 7 deal protection covenants);

(ii)	by Fury pursuant to Section 8.2(a)(iii)(B) (QPM Agreement with respect to Acquisition Proposal);

(iii)	by QPM pursuant to Subsection 8.2(a)(iv)(B) (QPM enters into QPM Superior Proposal); or

(iv)	this Agreement is terminated:

(A)	by either Party pursuant to Section 8.2(a)(ii)(A) (Effective Time not occurring by Outside Date);

(B)	by either Party pursuant to Section 8.2(a)(ii)(C) (Failure to obtain QPM Shareholder Approval); or

(C)	by Fury pursuant to Subsection 8.2(a)(iii)(C) (QPM Breach of Representations, Warranties or Covenants)

but only if, in the case of this Section 8.3(b)(iv), prior to the termination of this Agreement, an Acquisition Proposal shall have been made to QPM, or an Acquisition Proposal with respect to QPM is publicly announced or any Person shall have publicly announced the intention to make an Acquisition Proposal with respect to QPM (other than by Fury), and if within twelve months following the date of such termination (i) QPM or one of its subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal, whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in this paragraph; and (ii) such Acquisition Proposal is consummated at any time thereafter (whether or not within twelve months following the date of termination of this Agreement), in which case the Termination Fee shall be payable within two Business Days following the closing of the applicable transaction referred to therein.

For purposes of this Section 8.3(b)(iv), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 1.1 except that the references to “20%” therein shall be deemed to be references to “50%”.

(c)	If a QPM Termination Fee Event occurs, the Termination Fee shall be paid by QPM to Fury, by wire transfer of immediately available funds to an account designated by Fury within two (2) Business Days of the occurrence of such QPM Termination Fee Event;

(d)	QPM acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, Fury would not enter into this Agreement. QPM acknowledges that all of the payment amounts set out in this Section 8.3 are payments of liquidated damages which are a genuine pre-estimate of the damages which Fury will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. QPM irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Fury agrees that the payment of the Termination Fee in the manner provided in this Section 8.3 is the sole and exclusive remedy of Fury in respect of the event giving rise to such payment, provided, however, that this limitation shall not apply in the event of fraud or a wilful breach by QPM of its representations, warranties, covenants or agreements set forth in this Agreement (which breach and liability therefore shall not be affected by termination of this Agreement or any payment of the Termination Fee). For greater certainty, should Fury have reason to terminate this Agreement but elect not to terminate this Agreement, Fury shall be free to pursue any and all remedies against QPM, including injunctive relief, specific performance or other equitable remedy, arising from the facts entitling Fury to otherwise terminate this Agreement.

8.4	Fury Termination Fee

(a)	If a Fury Termination Fee Event occurs, Fury shall pay QPM the Termination Fee in accordance with Subsection 8.4(c).

(b)	For the purposes of this Agreement, “Fury Termination Fee Event” means the termination of this Agreement in the following circumstances:

(i)	by Fury pursuant to Section 8.2(a)(iii)(E) (Fury Superior Proposal);

(ii)	by QPM pursuant to Subsection 8.2(a)(iv)(A) (Fury Breach of Representations, Warranties or Covenants);

(iii)	by QPM pursuant to Section 8.2(a)(ii)(A) (Effective Time not occurring by Outside Date) in circumstances where: (i) QPM has fulfilled all of its obligations under this Agreement and (ii) Fury has failed to fulfill any of its obligations or was in breach of any of its representations and warranties under this Agreement and such failure was the direct or indirect cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date.

(c)	If the Fury Termination Fee Event occurs, the Termination Fee shall be paid by Fury to QPM, by wire transfer of immediately available funds to an account designated by QPM within two (2) Business Days of the occurrence of such Fury Termination Fee Event;

(d)	Fury acknowledges that the agreements contained in this Section 8.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, QPM would not enter into this Agreement. Fury acknowledges that all of the payment amounts set out in this Section 8.4 are payments of liquidated damages which are a genuine pre-estimate of the damages which QPM will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Fury irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. QPM agrees that the payment of the Termination Fee in the manner provided in this Section 8.4 is the sole and exclusive remedy of QPM in respect of the event giving rise to such payment, provided, however, that this limitation shall not apply in the event of fraud or a wilful breach by Fury of its representations, warranties, covenants or agreements set forth in this Agreement (which breach and liability therefore shall not be affected by termination of this Agreement or any payment of the Termination Fee). For greater certainty, should QPM have reason to terminate this Agreement but elect not to terminate this Agreement, QPM shall be free to pursue any and all remedies against Fury, including injunctive relief, specific performance or other equitable remedy, arising from the facts entitling QPM to otherwise terminate this Agreement.

8.5	Expenses

Except as otherwise provided herein, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of QPM or Fury incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

8.6	Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the QPM Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the QPM Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.7	Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9

GENERAL PROVISIONS

9.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about identifiable individuals in connection with the transactions contemplated hereby (the “Transaction Personal Information”). Neither Party shall disclose Transaction Personal Information originally collected by the other Party to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Fury completes the transactions contemplated by this Agreement, Fury shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information originally collected by QPM:

(a)	for purposes other than those for which such Transaction Personal Information was collected by QPM prior to the Effective Date; and

(b)	which does not relate directly to the carrying on of the business of QPM or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

The Parties shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Fury shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard all Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to the other Party all Transaction Personal Information originally collected by such other Party in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of the Party returning such Transaction Personal Information.

9.2	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided, however, that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Fury:

Fury Gold Mines Limited 401 Bay Street, 16th Floor Toronto, Ontario

M5H 2Y4

Attention:       Tim Clark, CEO

Email:             Email address redacted.

with a copy (which shall not constitute notice) to:

McMillan LLP

1000 Sherbrooke West, Suite 2700 Montréal, Québec

H3A 3G4

Attention:       Michael Taylor

E-mail:            michael.taylor@mcmillan.ca

(b)	if to QPM:

Québec Precious Metals Corporation 800 Rue du Square-Victoria

Suite 3500 Montréal, Quebec H3C 0B4

Attention:       Normand Champigny, CEO

Email:             Email address redacted.

with a copy (which shall not constitute notice) to: BCF LLP

1100 René-Lévesque Blvd. West

25th Floor Montréal, Quebec H3B 5C9

Attention:       Gilles Seguin & Julien Lefebvre

E-mail:            gilles.seguin@bcf.ca; julien.lefebvre@bcf.ca

9.3	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Québec and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Québec in respect of all matters arising under and in relation to this Agreement and the Arrangement.

9.4	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed by QPM in accordance with their specific terms or were otherwise breached by QPM. It is accordingly agreed that Fury shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement against QPM without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which Fury may be entitled at law or in equity.

9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto), together with the Confidentiality Agreement and the QPM Disclosure Letter constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Parties.

9.7	No Liability

No director or officer of Fury shall have any personal liability whatsoever to QPM under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Fury. No director or officer of QPM shall have any personal liability whatsoever to Fury under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of QPM.

9.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.9	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

9.10	Language

The Parties confirm having requested that this Agreement and all notices or other communications relating to them be drawn-up in the English language only. Les Parties aux présentes confirment avoir requis que cette convention ainsi que tous les avis et autres communications s’y rapportant soient rédigés en langue anglaise seulement.

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IN WITNESS WHEREOF Fury and QPM have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FURY GOLD MINES LIMITED

By:	/s/ "Tim Clark"
Name: Tim Clark
Title: Chief Executive Officer

QUÉBEC PRECIOUS METALS CORPORATION

By:	/s/ "Normand Champigny
Name: Normand Champigny
Title: Chief Executive Officer

SCHEDULE A - PLAN OF ARRANGEMENT

SCHEDULE A - PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

“affiliate” has the meaning ascribed thereto in the National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators;

“Arrangement” means the arrangement of QPM under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.6 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the amended and restated arrangement agreement dated March 5, 2025, by and between Fury and QPM, as may be amended and restated or supplemented prior to the Effective Date;

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement which is to be considered at the QPM Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Montreal, Québec or Vancouver, British Columbia;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Director pursuant to Section 192(7) of the CBCA;

“Consideration” means the consideration to be received by the QPM Shareholders pursuant to this Plan of Arrangement as consideration for their QPM Shares consisting of 0.0741 of a Fury Share for each QPM Share, subject to adjustment pursuant to Section 3.2;

“Consideration Shares” means the Fury Shares to be issued as Consideration pursuant to this Plan of Arrangement;

“Court” means the Superior Court of Québec;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by QPM and Fury for the purpose of, among other things, exchanging certificates representing QPM Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1(a);

“Dissenting Shareholder” means a registered holder of QPM Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value by QPM for such holder’s QPM Shares;

“Dissent Shares” means QPM Shares held by a Dissenting Shareholder who has demanded and perfected Dissent Rights in respect of the QPM Shares in accordance with the Interim Order and who, as of the Effective Time, has not effectively withdrawn or lost such Dissent Rights;

“DRS Statement” means, in relation to Fury Shares or QPM Shares, written evidence of the book entry issuance or holding of such shares issued to the holder by the transfer agent of such shares;

“Effective Date” means the date upon which the Arrangement becomes effective as set out in this Plan of Arrangement which will be the date shown in the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. on the Effective Date; “Exchange Ratio” means 0.0741 Fury Share for each QPM Share;

“Estimated Net Realizable Assets Amount” the estimated realizable value of QPM’s assets calculated at the Effective Time being the sum of a) the value of the Consideration Shares; plus b) the dollar amount of the known QPM Closing Liabilities;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in form and substance acceptable to Fury and QPM, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of Fury and QPM, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to Fury and QPM, each acting reasonably);

“final proscription date” shall have the meaning ascribed thereto in Section 5.5;

“Fury” means Fury Gold Mines Limited, a company incorporated under the laws of the Province of British Columbia;

“Fury Capital Contribution” a cash contribution to QPM’s stated capital made by Fury without receiving any share capital or other consideration in exchange, equal to the known QPM Closing Liabilities, and thereafter Fury shall contribute to QPM in the same manner such further amounts as shall be necessary from time to time to discharge any subsequently discovered QPM Closing Liabilities, if any;

“Fury Shares” means the common shares in the capital of Fury;

“Interim Order” means the order made after the application to the Court pursuant to subsection 192 of the CBCA in form and substance acceptable to Fury and QPM, each acting reasonably, providing for, among other things, the calling and holding of the QPM Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of Fury and QPM, each acting reasonably;

“Letter of Transmittal” means a letter of transmittal to be forwarded by QPM to QPM Shareholders together with the management information circular to be mailed to QPM Shareholders in connection with the QPM Meeting or such other equivalent form of letter of transmittal acceptable to Fury acting reasonably;

“Liens” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

“QPM” means Québec Precious Metals Corporation, a corporation existing under the laws of Canada;

“QPM Broker Option Holders” means the holders of the QPM Broker Options;

“QPM Broker Options” means the outstanding common share purchase options of QPM issued to certain brokers and intermediaries;

“QPM DSU Holders” means the holders of the QPM DSUs;

“QPM DSU Plan” means the deferred stock unit incentive plan of QPM approved by QPM Shareholders at a meeting held on October 20, 2020, providing for the issuance of QPM DSUs;

“QPM DSUs” means the outstanding deferred stock units granted under the QPM DSU Plan or its predecessor incentive plans;

“QPM Meeting” means the special meeting of QPM Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“QPM Option Plan” means the stock option plan of QPM approved by QPM Shareholders at a meeting held on June 30, 2011, providing for the issuance of QPM Options (as amended on July 14, 2015, June 27, 2017, November 29, 2018 and February 19, 2021);

“QPM Options” means the outstanding options to purchase QPM Shares granted under the QPM Option Plan;

“QPM Option Holders” means the holders of QPM Options;

“QPM Capital Reduction” means a reduction made at the Effective Time in the dollar value of the stated capital of the QPM Shares in accordance with Section 38(1) of the CBCA so that the stated capital equals the Estimated Net Realizable Assets Amount;

“QPM Securities” means, collectively, QPM Shares, QPM Options, QPM DSUs, QPM Broker Options, and the QPM Warrants;

“QPM Shareholders” means the holders of QPM Shares and, subsequent to any transfer of QPM Shares pursuant to Section 3.1, shall be referred to as “Former QPM Shareholders”;

“QPM Shares” means the common shares in the capital of QPM;

“QPM Warrants” means the outstanding common share purchase warrants of QPM;

“QPM Warrantholders” means the holders of the QPM Warrants;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein shall have the same meaning herein as in the CBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

For the purposes of this Plan of Arrangement, except as otherwise expressly provided:

(a)	“this Plan of Arrangement” means this Plan of Arrangement, including the recitals and Appendices hereto, and not any particular Article, Section, Subsection or other subdivision, recital or Appendix hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)	the words “hereof”, “herein”, “hereto” and “hereunder” and other word of similar import refer to this Plan of Arrangement as a whole and not to any particular Article, Section, Subsection, or other subdivision, recital or Appendix hereof;

(c)	all references in this Plan of Arrangement to a designated “Article”, “Section”, “Subsection” or other subdivision, recital or “Annex” hereof are references to the designated Article, Section, Subsection or other subdivision, recital or Annex to, this Plan of Arrangement;

(d)	the division of this Plan of Arrangement into Article, Sections, Subsections and other subdivisions, recitals or Annex, the inclusion of a table of contents and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Plan of Arrangement or any provision hereof;

(e)	a reference to a statute in this Plan of Arrangement includes all regulations, rules, policies or instruments made thereunder, all amendments to the statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments;

(f)	the word “or” is not exclusive;

(g)	the word “including” is not limiting, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto; and

(h)	all references to “approval”, “authorization” or “consent” in this Plan of Arrangement means written approval, authorization or consent.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the Canada and “$” refers to Canadian dollars.

1.6	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Montreal, Québec unless otherwise stipulated herein.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement shall be binding on:

(a)	QPM;

(b)	the QPM Shareholders;

(c)	the QPM DSU Holders;

(d)	the QPM Option Holders;

(e)	the QPM Warrantholders;

(f)	the QPM Broker Option Holders; and

(g)	all other Persons served with notice of the final application to approve this Plan of Arrangement.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any person:

(a)	the stated capital of QPM shall be deemed to be reduced by an amount equal to the QPM Capital Reduction;

(b)	each QPM DSU outstanding immediately prior to the Effective Time shall immediately and unconditionally vest in accordance with the terms of the QPM DSU Plan and shall, without any further action by or on behalf of the QPM DSU Holder thereof, be deemed to have been settled by the issuance of one QPM Share to such QPM DSU Holder for each QPM DSU held and the following shall apply:

(i)	each QPM DSU Holder shall cease to be a holder of such QPM DSUs,

(ii)	each such holder’s name shall be removed from each applicable register maintained by QPM and shall be added to the central securities register of QPM as a holder of QPM Shares,

(iii)	the QPM DSU Plan and all agreements relating to the QPM DSUs shall be terminated and shall be of no further force and effect; and

(iv)	each QPM DSU Holder will thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 3.1(c);

(c)	each QPM Share held by a Dissenting Shareholder shall, without any further action by or on behalf of the Dissenting Shareholder, be deemed to have been surrendered to QPM, free and clear of all Liens, for cancellation and such Dissenting Shareholder shall cease to be the holder of such QPM Shares and to have any rights as holders of such QPM Shares other than the right to be paid the fair value for such QPM Shares in accordance with the provisions of Article 4;

(d)	each QPM Share, including such QPM Shares issued to the holders of the QPM DSUs, (other than any QPM Shares held by Dissenting Shareholders) shall be directly transferred and assigned by the QPM Shareholders to Fury (free and clear of any Liens) in exchange for the Consideration, provided, however, that if the foregoing would otherwise result in a QPM Shareholder receiving, in the aggregate, a fraction of a Fury Share, the aggregate number of Fury Shares received by such QPM Shareholder shall be rounded down to the next whole Fury Share, and the following shall apply with respect to each QPM Share surrendered or transferred and assigned to Fury, as applicable, in accordance with Section 3.1(b) or this Section 3.1(c):

(i)	the registered holder of such QPM Share shall cease to be the registered holder thereof and the name of such registered holder shall be removed from register maintained by or on behalf of QPM in respect of the QPM Shares as of the Effective Time;

(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to surrender or transfer and assign, as the case may be, such QPM Share in accordance with Section 3.1(b) or this Section 3.1(c), as applicable; and

(iii)	Fury will be the holder of all of the outstanding QPM Shares and the register of QPM Shareholders shall be revised accordingly;

(e)	with respect to the QPM Options outstanding immediately prior to the Effective Time:

(i)	in accordance with the QPM Option Plan, each QPM Option Holder shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s QPM Options, in lieu of QPM Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of Fury Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of QPM Shares to which such holder would have been entitled if such holder had exercised such holder’s QPM Options immediately prior to the Effective Time;

(ii)	other than expressly provided above in subparagraph (i) above, the remaining terms and conditions of the QPM Options, including the term to expiry, vesting and other conditions to and manner of exercise, will continue in force without amendment;

(iii)	any document previously evidencing the QPM Option will thereafter evidence and be deemed to evidence the right to purchase Fury Shares on the terms set out in subparagraphs (i) and (ii) above; and

(iv)	the QPM Option Plan will continue in full, force and affect, without amendment, provided that no new stock options may be granted under the QPM Option Plan following the Effective Time;

(f)	with respect to the QPM Warrants outstanding immediately prior to the Effective Time:

(i)	in accordance with the terms of each of the QPM Warrants, each QPM Warrantholder shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s QPM Warrants, in lieu of QPM Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of Fury Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of QPM Shares to which such holder would have been entitled if such holder had exercised such holder’s QPM Warrants immediately prior to the Effective Time; and

(ii)	other than expressly provided above in subparagraph (i), each QPM Warrant shall continue to be governed by and be subject to the terms of the applicable warrant certificate, subject to any supplemental exercise documents issued by Fury to holders of QPM Warrants to facilitate the exercise of the QPM Warrants and the payment of the corresponding portion of the exercise price with each them;

(g)	with respect to the QPM Broker Options outstanding immediately prior to the Effective Time:

(i)	in accordance with the terms of each of the QPM Broker Options, each QPM Broker Option Holder shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s QPM Broker Options, in lieu of QPM Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of Fury Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of QPM Shares to which such holder would have been entitled if such holder had exercised such holder’s QPM Broker Options immediately prior to the Effective Time;

(ii)	other than expressly provided above in subparagraph (i), each QPM Broker Options shall continue to be governed by and be subject to the terms of the applicable option certificate, subject to any supplemental exercise documents issued by Fury to holders of QPM Broker Options to facilitate the exercise of the QPM Broker Options and the payment of the corresponding portion of the exercise price with each of them; and

(h)	Fury shall transfer cash to QPM as an increase to its stated capital, in an amount equal to the initial Fury Capital Contribution.

3.2	Adjustments to Consideration

Notwithstanding anything to the contrary contained in this Plan of Arrangement, if between the date of the Agreement and the Effective Time, the issued and outstanding QPM Shares shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, dividend of QPM, reclassification, redenomination or the like, then the Consideration and any other dependent items, including the Exchange Ratio, shall be appropriately adjusted to provide to QPM and Fury and their respective shareholders the same economic effect as contemplated by the Agreement and this Plan of Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Consideration to be paid per QPM Share, the Exchange Ratio or other dependent item, subject to further adjustment in accordance with this sentence.

3.3	U.S. Securities Laws Matters

Notwithstanding any provision herein to the contrary, Fury acknowledges and agrees that this Plan of Arrangement will be carried out with the intention that all Consideration Shares issued on completion of this Plan of Arrangement will be issued by Fury in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Section 3(a)(10) thereof, and pursuant to exemptions from registration under any other applicable U.S. state securities laws.

ARTICLE 4

DISSENT RIGHTS

4.1	Rights of Dissent

(a)	In connection with the Arrangement, each registered QPM Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to the QPM Shares held by such QPM Shareholder pursuant to section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 4.1(a); provided that, notwithstanding Part XV of the CBCA, the written notice of intent to exercise the right to demand the purchase of QPM Shares contemplated by section 190(7) of the CBCA must be received by QPM not later than 4:00 p.m. two (2) Business Days immediately preceding the date of the QPM Meeting, and provided that such notice of intent must otherwise comply with the requirements of the CBCA. Dissenting Shareholders who are:

(i)	ultimately entitled to be paid by QPM the fair value for their Dissent Shares (A) shall be deemed to not to have participated in the transactions in Article 3 (other than Section 3.1(b)); (B) shall be deemed to have transferred and assigned such Dissent Shares (free and clear of any Liens) to QPM in accordance with Section 3.1(b); (C) will be entitled to be paid the fair value of such Dissent Shares by QPM, which fair value, notwithstanding anything to the contrary contained in the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the QPM Meeting; and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such QPM Shares; or

(ii)	ultimately not entitled, for any reason, to be paid by QPM the fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those QPM Shares on the same basis as a non-dissenting QPM Shareholder and shall be entitled to receive only the Consideration contemplated by Section 3.1(c) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised their Dissent Rights.

(b)	In no circumstances shall Fury, QPM or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of QPM Shares in respect of which Dissent Rights are purported to be exercised.

(c)	In no circumstances shall Fury, QPM or any other Person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of QPM Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and as at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of QPM.

(d)	For greater certainty, in addition to any other restrictions in the Interim Order and under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) QPM Shareholders who vote or have instructed a proxyholder to vote such QPM Shares in favour of the Arrangement Resolution (but only in respect of such QPM Shares) and any other Person who is not a registered holder of QPM Shares as of the record date for the QPM Meeting.

ARTICLE 5

DELIVERY OF CONSIDERATION

5.1	Delivery of the Consideration Shares

(a)	Upon return of a properly completed Letter of Transmittal by a registered Former QPM Shareholder together with certificates or DRS Statements representing QPM Shares and such other documents as the Depositary may require, Former QPM Shareholders shall be entitled to receive delivery of the DRS Statements representing the Fury Shares to which they are entitled pursuant to Section 3.1(g).

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a) hereof, each certificate or DRS Statement that immediately prior to the Effective Time represented one or more QPM Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1 hereof.

5.2	Lost Certificates

If any certificate, that immediately prior to the Effective Time represented one or more outstanding QPM Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Consideration that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Fury and the Depositary in such amount as Fury and the Depositary may direct, or otherwise indemnify Fury and the Depositary in a manner satisfactory to Fury and the Depositary, against any claim that may be made against Fury or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles and notice of articles of QPM.

5.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Fury Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding QPM Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable Law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Fury Shares.

5.4	Withholding Rights

Fury, QPM and the Depository shall be entitled to deduct or withhold from any amounts payable or otherwise deliverable pursuant to the Arrangement or the Arrangement Agreement and from all dividends, interest or other distributions or payments otherwise payable or allocable to any Former QPM Shareholder or other person (each of the foregoing, an “Affected Person”) such amounts as Fury, QPM or the Depository is required, or reasonably believe to be required, to deduct or withhold with respect to such payment, delivery or allocation under the Tax Act or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended (“Withholding Obligations”). To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid, delivered or allocated to the Affected Person in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are remitted to the appropriate taxing authority. Fury, QPM and the Depository shall also have the right to:

(a)	withhold and sell, on their own account or through a broker (the “Broker”), and on behalf of any Affected Person; or

(b)	require the Affected Person to irrevocably direct the sale through a Broker and irrevocably direct the Broker to pay the proceeds of such sale to QPM, the Depositary or Fury as appropriate (and, in the absence of such irrevocable direction, the Affected Person shall be deemed to have provided such irrevocable direction), the Consideration, delivered or deliverable to such Affected Person pursuant to the Arrangement Agreement as is necessary to produce sale proceeds (after deducting commissions payable to the Broker and other costs and expenses) sufficient to fund any Withholding Obligations. Any such sale of Fury Shares shall be affected on a public market and as soon as practicable following the Effective Date. None of Fury, QPM, the Depository or the Broker will be liable for any loss arising out of any sale of such Fury Shares, including any loss relating to the manner or timing of such sales, the prices at which the Fury Shares are sold or otherwise.

5.5	Limitation and Proscription

To the extent that a Former QPM Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date that is six (6) years after the Effective Date (the “final proscription date”), then the Consideration that such Former QPM Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such Former QPM Shareholder was entitled, shall be delivered to Fury by the Depositary and the Fury Shares forming part of the Consideration shall be deemed to be cancelled, and the interest of the Former QPM Shareholder in such Fury Shares (and any dividend or other distribution referred to in Section 5.3 hereof) to which it was entitled shall be terminated as of such final proscription date.

5.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens of any kind.

5.7	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all QPM Securities issued prior to the Effective Time or pursuant to this Plan of Arrangement; (ii) the rights and obligations of the registered holders of QPM Securities and QPM, Fury, the Depository and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any QPM Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)	QPM reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided, however, that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by Fury and QPM; (iii) filed with the Court and, if made following the QPM Meeting, approved by the Court; and (iv) communicated to holders or former holders of QPM Securities if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by QPM at any time prior to the QPM Meeting; provided, however, that Fury shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the QPM Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the QPM Meeting shall be effective only if: (i) it is consented to in writing by each of Fury and QPM; (ii) it is filed with the Court (other than amendments contemplated in Section 6.1(d), which shall not require such filing) and (iii) if required by the Court, it is consented to by persons voting at the QPM Meeting in the manner directed by the Court.

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out therein.

SCHEDULE B – FORM OF ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Québec Precious Metals Corporation (“QPM”), pursuant to the amended and restated arrangement agreement between QPM and Fury dated March 6, 2025, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of QPM dated [●], 2025 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.	The reduction to the stated capital of the common shares of QPM, as a special resolution pursuant to Section 38(1) of the Canada Business Corporations Act to an amount equal to the Estimated Net Realizable Assets of QPM, is here by authorized, approved and adopted.

3.	The plan of arrangement of QPM, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out as Schedule “A” to the Circular, is hereby authorized, approved and adopted.

4.	The: (a) Arrangement Agreement and all the transactions contemplated therein, (b) actions of the directors of QPM in approving the Arrangement and the Arrangement Agreement, and (c) actions of the directors and officers of QPM in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by QPM of its obligations thereunder, are hereby ratified and approved.

5.	QPM is hereby authorized to apply for a final order from the Superior Court of Québec (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).

6.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of QPM (the “QPM Shareholders”) entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of QPM are hereby authorized and empowered, without further notice to or approval of the QPM Shareholders: (a) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms, and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

7.	Any officer or director of QPM is hereby authorized and directed, for and on behalf of QPM, to execute or cause to be executed and to deliver or cause to be delivered, whether under the corporate seal of QPM or otherwise, for filing with the Director under the CBCA, articles of arrangement and all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing.

 SCHEDULE C- KEY REGULATORY APPROVALS AND THIRD PARTY CONSENTS

1. Conditional listing approval of the TSX and the NYSE in respect of the Fury Shares to be issued in accordance with the Plan of Arrangement.

2. Approval of the TSX-V to QPM to complete the Arrangement pursuant to Policy 5.3 of the TSX-V Corporate Finance Manual.